9/11

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Scottish & Southern Energy plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

FILE NO. 82- 3099 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/16/02

82-3044

Annual Report and Accounts 2002

Scottish and Southern Energy plc

Contents

Front Cover:
Torr Achilty Hydro-Electric Power Station

Financial Highlights

Profit before tax up 7.4% to £597.2m

Earnings per share up 7.5% to 54.7p

Full-year dividend up 8%

Dividend cover of 1.7 times

Interest cover of 6.9 times

Controllable costs reduced by 11%



Group turnover £m
2,809.2
3,047.9
3,585.6
4,005.6
1999 2000 2001 2002
Operating profit £m
546.6
608.2
656.0
697.0
1999 2000 2001 2002
Adjusted earnings per share pence
41.1
47.5
50.9
54.7
1999 2000 2001 2002
Compound Annual Growth Rate 10.0%
Interest cover times
6.5
7.1
6.9
6.9
1999 2000 2001 2002

To aid comparison, financial information is, unless otherwise stated, before exceptional items (1999 only), the amortisation of goodwill and the impact of FRS 17 in 2001 and 2002.

Chairman's Statement

We will continue to create value for shareholders by running the business in a way which is safe, responsible, customer focused and commercially aware.

Scottish and Southern Energy has delivered another year of good financial and operational performance, through clear focus on running our businesses well and identifying areas where we can create additional value for shareholders.

This is clear from our financial results for 2002. Profit before tax and goodwill rose by 7.4% to £597.2m and earnings per share increased by 7.5% to 54.7p. The Board is therefore recommending a full-year dividend of 32.4p, up from 30p the year before, an increase of 8%. The full-year dividend is covered 1.7 times by earnings.

This exceeds our established dividend policy, which committed to delivering at least 4% annual real dividend growth to 31 March 2003 and sustained real growth thereafter, until at least 31 March 2005 – while maintaining dividend cover above 1.5 times. The 4% real dividend growth target has now been extended until 2004.

We continue to maintain one of the strongest balance sheets in the utility sector. This was recognised by the credit rating agency Standard & Poor's in October 2001, when it increased our long-term credit rating to AA-, the first upgrade of this kind for many years.

Our balance sheet strength means we have the full range of options open to us to create further value for our shareholders. We are in the position to pursue further growth through merger or acquisition, if good value for shareholders can be obtained. Alternatively, we can continue to return value through the purchase of the Group's own shares if the conditions are right.

At the same time, because our strategy is not dependent on mergers or acquisitions, shareholders can be confident that our financial strength will not be undermined by any value diminishing activity. We will continue to create value for shareholders by running the business in a way which is safe, responsible, customer focused and commercially aware.

For example, we continue to secure year-on-year improvements in the quality of service delivered to customers, as measured by Ofgem's Guaranteed Standards and Overall Standards, while securing year-on-year efficiencies and real cost savings. The net result is that we have one of the best customer service records in Britain while continuing to be at the leading edge of cost efficiency.

We have now exceeded the post-merger cost savings target of £140m (itself increased from the original target of £90m) and we are now targeting cost savings of at least £160m.

The credit for this exceptional performance goes, first and foremost, to our employees. It is they who raise the quality of customer service and achieve ever greater operational improvements. The Board and I would like to thank them most sincerely for their efforts.

During the year, James Martin stepped down from the Board in order to pursue other interests and I would like to thank him for his contribution to the development of the generation business. Alistair Phillips-Davies joined the Board on 1 January 2002 as Energy Supply Director, which emphasises the importance we place on energy supply in current markets.

Since Scottish and Southern Energy was created at the end of 1998, the staff and the management team have had outstanding leadership from Jim Forbes, the Chief Executive. Jim intends to retire before the end of 2002, having built a fully deserved reputation as one of the best chief executives in the FTSE-100.

Among his many achievements, he has developed a management team which has built up an excellent track record, proving it is capable of meeting the many challenges in our markets. Our overall strategy and the way we do business has proved to be right for Scottish and Southern Energy. We will build on this in the future.

Dr Bruce Farmer CBE
Chairman
23 May 2002

Scottish and Southern Energy delivered a good financial performance in the year to 31 March 2002, and therefore added to the well-established track record of good, consistent financial performance.

Chief Executive's Statement

Scottish and Southern Energy is now clearly established as a financially strong and operationally efficient Group which is very well placed to extend its track record of growth in earnings per share well into the future.

Strengths

This growth will continue to be founded on the Group's core strengths, which are:

- maintaining a generation portfolio which is at the leading edge in the UK in terms of its age, thermal efficiency, fuel mix, environmental credentials and capacity to operate flexibly within the New Electricity Trading Arrangements (NETA);
- developing further one of the largest and most efficient energy supply businesses in the UK through the portfolio of three strong regional brands: Southern Electric, SWALEC and Scottish Hydro-Electric;
- building on world class efficiency in the management of the electricity transmission and distribution networks;
- delivering a quality of service to customers well ahead of the standards set by Ofgem;

and, in each of the above areas,

- achieving year-on-year efficiencies which both improve the quality of the Group's operations and reduce costs.

These core strengths are complemented by the significant progress being achieved by the Group's other businesses, such as the SSE Contracting Group, which is now one of the biggest electrical contracting businesses in the UK, and by SSE Telecom, which now manages one of the largest private telecoms networks in the UK.

These strengths will stand Scottish and Southern Energy in good stead in the years ahead, as the pace of change in the energy sector accelerates and energy policy in the UK develops following the publication of the Performance and Innovation Unit's report in early 2002.

Generation

During the year, Scottish and Southern Energy's share of UK electricity generated was around 10%. The period was dominated by the introduction of NETA, low wholesale electricity prices, high wholesale gas prices and the decision by the government to set a target for 10% of all UK generation to come from renewable sources by 2010. The Group is able to perform well in these circumstances for three key reasons.

First, the generation assets in which the Group has an ownership or contractual interest are located throughout the UK, comprise most types and size of plant, and can operate at different levels in the merit order. For example, in Keadby, Seabank and Peterhead, we have some of the newest, most reliable and flexible gas-fired generation plants in the world. These and other assets are able to capitalise on our excellence in demand and generation forecasting and perform flexibly and reliably in the balancing market under NETA.

Second, the management of our generation assets is aligned to the management of our supply business in order to secure the margin between wholesale purchase costs and retail sales price. In our view, it is currently better to be slightly short on generation relative to the requirements of our supply business so that we can capture electricity trading benefits and prevent our plant becoming stranded assets in an over-supplied generation market.

Third, Scottish and Southern Energy is the largest generator of renewable energy in the UK, owning and operating around half of the total capacity. The government's Renewables Obligation requires energy supply companies to acquire a growing share of their energy from renewable sources. It also provides an incentive to invest in renewable energy as it effectively creates a premium of around 3p per kilowatt hour for renewable electricity.

This has enabled us to embark on a £450m programme of investment in renewable generation, including refurbishment of hydro stations and the development of wind farms and, possibly, new hydro stations. This

Scottish and Southern Energy achieved a 6.8% increase in operating profit before goodwill, with profit growth in Power Systems, Generation and Supply and in the other businesses such as the SSE Contracting Group and SSE Telecom.

Power Systems

Power Systems is the Group's electricity transmission and distribution business. In the year to 31 March 2002, its operating profit increased by 2.5% to £304.1m, contributing 44.8% of the Group's operating profit. This increase was achieved despite the impact of the second year of the price controls set by Ofgem.

Power Systems is able to achieve increased operating profit through the year-on-year achievement of clear cost reduction targets. In Scotland, a 14.3% reduction in controllable costs, together with a 0.1% increase in units distributed more than offset the price control impact and so profits rose by 5.4%. In England, depreciation arising from the continued network investment, and the increase in local authority rates, was offset by the 16.6% reduction in controllable costs and the 2.1% increase in units distributed, giving a 0.8% rise in operating profit.

This performance, combined with the investment made in the electricity network, has reinforced the Group's position as the most efficient network operator in the UK and means the Power Systems business is continuing to achieve a return in excess of the notional 6.5% allowed by Ofgem on the £2.5bn Regulated Asset Base.

Generation and Supply

In the year to 31 March 2002, operating profit in Generation and Supply increased by 4% to £303.5m, contributing 44.8% of the Group's operating profit.

Following the introduction of NETA, the generation portfolio is now managed as one entity with the key objective of maximising the Group's overall profit. In addition, following the successful integration of all the customer databases onto a single IT system, the supply cost base is now also managed as a whole. This means that it is more meaningful to report profits on a GB-wide basis.

Within the Scottish market, margins have been under pressure as the wholesale price in Scotland is fixed by direct reference to the price in England and Wales. This has also reduced profits from interconnector exports. In addition, an adverse fuel mix, impacted by higher nuclear output and gas costs, reduced profits further. This was partially offset by improved hydro generation output.

The Group has performed well under NETA. It has proved to be one of the best in demand and generation forecasting and capable of operating generation plant flexibly and reliably in the balancing market. This success has contributed £25m to the overall operating profit for Generation and Supply, helping to offset the impact of higher gas costs and lower retail sales volume.

SSE Contracting Group, SSE Telecom and other businesses

Operating profit from other businesses, including the SSE Contracting Group and SSE Telecom, increased by 51.4% compared with the previous year, contributing an additional £23.9m to overall operating profit. Other businesses represented 10.4% of the Group's overall operating profit.

The main increases were achieved in SSE Telecom, where operating profit increased by over 75% and the SSE Contracting Group, where operating profit increased by over 20%. The new connections business also continues to be successful.

Cost Savings

The Group secured an additional £25m of cost savings, representing a further 11% reduction in controllable costs in 2002. This takes the post-merger saving to £145m, significantly exceeding the original target of £90m. Cost savings in excess of £160m are now being targeted.

Group Capital Expenditure

Group investment and capital expenditure totalled £278.3m during the year to 31 March 2002, a reduction of £26m compared with the previous year, reflecting the completion of the Peterhead repowering and Seabank 2 projects.

Interest

The net interest charge was £106.7m. The increase of £4.9m from the previous year reflects the full-year impact of the acquisition of SWALEC, offset by strong improvement in cash flow.

During the year, Scottish and Southern Energy reduced net debt by £136.4m. It continues to have one of the strongest balance sheets in the utility sector.

The average interest rate for the Group was 6.4%, down from 6.5% in the previous year. Underlying interest cover for the year was 6.9 times, the same as last year.

Tax

The Group's current effective tax rate was 22% compared with 21.9% the year before.

FRS 19 has now been adopted on deferred tax liabilities. As these liabilities are only a potential exposure, discounting has been applied to reflect the long-term nature of the Group's assets, and this impacts on both the profit and loss account and on the balance sheet. The tax charge is now 26.4% (26.1% in 2001), and an additional discounted liability of £377.3m at 31 March 2002 has been recognised on the balance sheet.

Financial Reporting Standard (FRS) 17

FRS 17 involves a significant change to the measurement and presentation of the pension scheme assets, liabilities and costs. In order to maintain and enhance accounting transparency, FRS 17 has been adopted in full for 2002, with last year's results restated as required.

In the profit and loss account there is a charge against operating profit of £19m (£21m in 2001), reflecting current service costs, but this is more than offset by a credit in other income of £24.3m (£21m in 2001) representing the expected return on the pension scheme assets. The balance sheet reflects a pensions asset, after deferred tax, of £64.4m (£175m in 2001).

Earnings per Share

The Group continues to focus on earnings per share before goodwill and the impact of FRS 19. On this basis, earnings per share increased by 7.5% to 54.7p. In the three years since Scottish and Southern Energy was created earnings per share have grown by 33%, a compound annual growth rate of 10%.

Dividend

The Board has recommended a final dividend of 22.7p making a full-year dividend of 32.4p, up from 30p the year before, an increase of 8%. This is significantly ahead of the target of 4% real growth for 2001/02 and represents the second successive year in which the target has been beaten. Given the continued strength of the business and its growth prospects, the dividend target has been revised. From this higher base of 32.4p, the target dividend increase will now be at least 4% above inflation for each of the two years until March 2004. As previously, the Group is also committed to continued real dividend growth in the year to March 2005. The full-year dividend is covered 1.7 times by earnings before the impact of FRS 19.

Cash Flow

During the year to 31March 2002, the Group reduced net debt by £136.4m to £1,207.3m. This resulted from an improvement in the net cash flow from operations of £166.4m to £816.6m.

Balance Sheet

Scottish and Southern Energy continues to have one of the strongest balance sheets in the utility sector. This was recognised by the rating agency Standard & Poor's in October 2001, when it increased the Group's long-term credit rating to AA-, the first upgrade of this kind for many years.

Shareholders' funds stood at £1,706.1m as at 31 March 2002, compared with £1,656.2m the year before. The comparison of net debt with shareholders' funds gives headline gearing for the Group of 70.8%, compared with 81.1% in the year before.

Purchase of Own Shares

Each year the Directors seek authority from shareholders to purchase, in the market, the company's own shares, as is permitted under the company's Articles of Association. Purchases are only made if the Directors expect them to result in an increase in the Group's earnings per share and to be in the best interests of shareholders generally. All shares purchased in this way are cancelled and the number of issued shares is reduced accordingly.

During the year, the Group purchased 850,000 ordinary shares of 50p each, representing 0.1% of the called-up share capital of the company, at an aggregate consideration

Scottish and Southern Energy cannot and will not lose sight of its fundamental purpose: the provision of energy is an essential service.

investment will help our supply business to meet its own renewable obligations and should help to deliver a healthy return for shareholders.

Supply

The Group's energy supply business has been built up over time, by bringing together three of the strongest regional brands in the UK – Southern Electric, SWALEC and Scottish Hydro-Electric – and by developing affinity partnerships with the RSPB, AIR MILES and Argos Premier Points.

The energy supply market in the UK is intensely competitive, a fact confirmed by Ofgem's decision to remove all remaining supply price controls from April 2002. More people have switched their supplier in electricity and gas than in any other comparable industry. Our strategy is to maximise customer retention in the 'home' territories covered by Southern Electric, SWALEC and Scottish Hydro-Electric and to acquire new domestic, industrial and commercial customers throughout the UK.

Our supply brands have been relatively successful in retaining customers in the face of expensive and aggressive sales and marketing campaigns undertaken by competitors. The Group has almost five million energy customers and remains one of the leading energy supply businesses. We will continue to focus on retention and cost effective acquisition of customers, but not in an unprofitable or unsustainable way. Going forward, the success of the supply business will be founded on three key features.

First, we will continue to strive to secure efficiencies to keep our 'cost-to-serve' at the lowest possible level. Second, there will be a continuing emphasis on improving customer service, including exceeding Ofgem's Guaranteed Standards and Overall Standards for customer service. Third, we will seek to add value to our customers' relationship with us by broadening the Group's offering to customers to include services such as hienergyshop.co.uk, which offers substantial discounts on domestic appliances.

Power Systems

The Group manages over 123,000km of electricity network across one third of the UK landmass. Since Scottish and Southern Energy was created in 1998, we have secured clear cost reductions year-on-year through a continual focus on consistent, streamlined processes and optimal working practices. While cost reduction becomes more challenging with each year that passes, we also become more experienced and adept at it.

An important development has been the implementation, from April 2002, of Ofgem's Information and Incentives Project (IIP) which incentivises companies to reduce the number and duration of interruptions to electricity supplies. IIP seeks to strike a balance between reducing costs while delivering quality of service to customers. Companies which do not meet these targets will face annual penalties of up to 1.75% of their revenue; companies which beat the targets will be allowed to earn extra revenue based on how well they improve standards during the next three years. We will be targeting our capital expenditure and business procedures so that additional revenue can be secured.

The next few years are set to see the development, by Ofgem, of British Electricity Trading and Transmission Arrangements (BETTA). We are not, in principle, opposed to a more GB-wide approach for transmission access (and trading arrangements) provided the transmission system in Great Britain as a whole is upgraded to allow a genuinely British solution – and provided the cost of that upgrading is borne equally by all customers in Great Britain.

Service

The Group cannot and will not lose sight of its fundamental purpose: the provision of energy is an essential service. For this reason, we seek not only to achieve Ofgem's Guaranteed Standards and Overall Standards, but to exceed them. To this end, a total of nearly £1bn has been invested in the electricity network over the past five years.

We continue to make year-on-year improvements on key measures and our networks in the north of Scotland and the south of England are now better able to withstand severe weather. Working practices are in place to minimise the duration of those supply interruptions which do occur.

Scottish and Southern Energy's confidence is reflected in a further improvement in the dividend policy and we will continue to focus on delivering real and sustained dividend growth.

Since October 2001, all the Group's energy customers have been managed using one advanced customer service system, enabling us to close four mainframe billing systems in just 18 months. All of this allows significant economies of scale and optimal customer service, delivered from our four main sites in Basingstoke, Cardiff, Perth and Portsmouth.

As part of our strategy to further improve service and grow our e-commerce business, our three supply brand websites and the corporate website were relaunched in 2001. Existing customers can find a new customer service section offering advice on meter reading, billing, moving home, help for the elderly and disabled and safety and emergencies. Prospective customers can use a 'tariff calculator' to work out how much they can save by buying their electricity and gas from us and, once they've decided to switch, they can sign-up on line.

Opportunities

Scottish and Southern Energy has built its reputation through the sound management of its business and a clear focus on the importance of managing core activities well. The development of other businesses such as the SSE Contracting Group and SSE Telecom will also yield further opportunities for earnings growth going forward.

The energy sector remains subject to significant change and merger or acquisition opportunities continue to arise. The Group continues to pursue opportunities that will deliver value for shareholders. At the same time, it will maintain its disciplined approach in this, and opportunities in this area will continue to be measured against the benefits of returning value to shareholders. Following events in the energy sector in the US during the second half of 2001, opportunities in the short-term are more likely to arise in the UK.

The future growth of the Group will be based on its core strengths, which are well-established and which ensure it is more than able to adapt to and capitalise on the many changes which the energy sector will face in the years ahead. The Board's confidence is reflected in a further improvement in the dividend policy and we will continue to focus on delivering real and sustained dividend growth.

Jim Forbes
Chief Executive
23 May 2002

In December 2001, Scottish and Southern Energy issued a £250m, 30-year bond at an interest rate of 5.5%, at the time the lowest in the UK.

of £5.1m. The number of shares in issue at 31 March 2002 was 860,110,957. This is the third successive year in which the Group has purchased shares in this way.

Financial Risk Management

The Board reviews and agrees policies for the main areas of financial risk the Group faces from its treasury activities, including interest rates, liquidity and foreign currency. They were most recently reviewed in September 2001. See also 'Internal Control' on page 15.

The Group's operations are financed by a combination of retained profits, bank borrowings, long-term loans and commercial paper. As a matter of policy, a minimum of 50% of the Group's interest rate exposure is kept at fixed rates of interest, with the balance at floating rates.

Within this policy framework, the Group borrows as required, at both fixed and floating rates, with interest rate swaps and forward rate agreements being used to achieve the desired profile. All borrowings in foreign currencies are swapped back into Sterling.

At 31 March 2002, 86.8% of the Group's borrowings were at fixed rates, after taking account of interest rate swaps.

Business Separation and Transfer

In order to satisfy the requirements of the Utilities Act 2000, the Supply, Distribution and Transmission activities of Scottish and Southern Energy plc and the Supply and Distribution activities of Southern Electric plc were separated and transferred into separate legal entities. In addition, the Generation, Retail and Telecoms businesses of Scottish and Southern Energy plc and the Telecoms business of Southern Electric plc were transferred to new legal entities.

The transfers were implemented through statutory transfer schemes and intra-group transfers, and for accounting purposes the transfer of the businesses took effect from 1 April 2001. The new Group structure has resulted in a number of additional trading entities (as detailed in note 14, page 33) and Scottish and Southern Energy plc is now an investment holding company. Southern Electric plc (renamed SSE Services plc) is now responsible for providing shared services to the Group's companies.

The businesses were transferred together with any associated external debt to the new entities in exchange for the issue of loan stock and share capital. The majority of external borrowings are now held by Scottish and Southern Energy plc and Southern Electric Power Distribution plc (the owner of the Southern Electric Distribution business). These entities will be the principal vehicles for raising external finance in the future. In addition, SSE Generation Limited, Scottish Hydro-Electric Power Distribution Limited and Scottish Hydro-Electric Transmission Limited hold a proportion of the Group's European Investment Bank borrowings.

Borrowings and Facilities

In December 2001 Southern Electric Power Distribution plc issued a £250m Sterling Eurobond maturing in 2032 at an interest rate of 5.5%, at the time the lowest in the UK. Part of the proceeds were used to repay the Southern Electric 10.25% Bond which matured in March 2002. The Group's £600m Revolving Credit Facility was refinanced in March 2002 into a £500m Dual Tranche Facility of 364-day and five year maturity. £180m of the £280m Southern Electric Power Distribution plc facility matured in October 2001 and the Group now has £600m of committed credit facilities.

During the year a drawdown of £25m was made under the Group's facility with the European Investment Bank at a fixed rate of 5.24% and maturity of 10 years.

The objective for the Group is to maintain a balance between continuity of funding and flexibility with a range of maturity dates. The Group's funding activities during the year mean that the Group's average debt maturity profile as at 31 March 2002 increased to 14.1 years compared with eight for last year. This maturity profile reflects the medium to long-term nature of the underlying assets of the Group and puts the Group's debt structure in an excellent position going forward, with just under £1.1bn of borrowings in medium to long-term funding in the form of Sterling Eurobonds, European Investment Bank borrowings

Scottish and Southern Energy has increased earnings per share by 33% in the three full financial years since it was formed.

and the US Dollar Bond. Note 28 on page 41 shows that 14.7% of the Group's total borrowings will mature in the next 12 months.

The Group's policy is to ensure it has committed borrowing facilities of at least 110% of forecast borrowings over a 12 month period. This provides flexibility in the management of the Group's liquidity and a backstop for the commercial paper programme. As at 31 March 2002, the Group had undrawn committed bank facilities of £600m, with a weighted average period, until maturity, of 2.9 years.

There is relatively little exposure to foreign currency risk as the United Kingdom is the Group's main area of operation. If either fuel or plant are contracted in foreign currency, it is the Group's policy to hedge all material purchases through the use of foreign currency swaps and forward rate agreements.

Financial Summary

To monitor financial performance Scottish and Southern Energy focuses on earnings per share before goodwill and the impact of FRS 19. In the year to 31 March 2002, it increased by 7.5% to 54.7p. This represents another strong performance and means that the Group has increased earnings per share by 33% in the three full financial years since it was formed.

Over the same period, the Group has delivered consistent growth in operating profits amounting to almost 30%. This growth is combined with the maintenance of one of the strongest balance sheets in the utility sector. As a result, the Group has the means and the capability to deliver further growth in the future and, in particular, to deliver its revised dividend growth target.

Scottish and Southern Energy invested a total of £158m in the electricity networks during the year, building on the £150m which was invested in the previous year.

Scottish and Southern Energy's good financial performance is founded on achieving operational excellence across all activities. At all times, the Group aims to carry out its business in a way which is safe, responsible, customer focused and commercially aware.

Power Systems

Power Systems is responsible for managing one electricity transmission network and two distribution networks, serving 3.3 million customers. Its Regulated Asset Base is just over £2.5bn.

Transmission and distribution of electricity within specified areas is a monopoly activity and the income which each business is able to earn by charging electricity customers for the use of their wires is closely regulated and monitored by Ofgem, as is the level of investment which is made in electricity networks. Scottish and Southern Energy has completed the second year of the price controls set for the period up to 31 March 2005.

The price control review process is intended to allow transmission and distribution businesses a sufficient return to fund capital and operational expenditure, as well as allowing a return to shareholders. The RPI-X formula used in the process ensures that efficient companies achieve better financial performance during the price control period.

Power Systems is able to achieve increased operating profit through the year-on-year achievement of clear cost reduction targets.

We have completed the second year of a five year investment programme agreed with Ofgem. Investment is focused on areas which benefit customers most. It is vital to manage the growth in demand for electricity and ensure the overall system is secure and the number of transient faults experienced by customers is reduced.

Overall, our aim is to ensure the electricity network is as robust as possible, able to withstand severe weather and other interruption risks. Upgrading existing supplies and automating our networks so that faults are restored as quickly as possible are priorities. To this end, a total of £158m was invested in the electricity networks during the year, building on the £150m which was invested in the previous year.

In England, the programme to upgrade and refurbish our rural network continued during the year, with 1,081km of our high voltage overhead lines refurbished. A total of 574km of low voltage overhead lines in the south of England were refurbished and a further 47km have been replaced with aerial bundled conductor. This improves both the visual impact of electricity supply and its reliability. We have maintained a substantial programme of network automation, with another 112 substations completed. This allows faster restoration of supply for customers. In Scotland, another 1,920km of high voltage rural network has been refurbished, along with 240km of the low voltage system. Our programme of network automation saw 26 urban schemes and 340 rural schemes completed.

The English and Scottish networks were both subjected to unusually adverse weather conditions in the course of the year. In October 2001, the southern part of the Southern Electric region was hit by storm-force winds and in January 2002 much of the Scottish Hydro-Electric region faced its most severe storms for 20 years. In both cases, prompt responses to early warnings about the severe weather, robust contingency plans and swift implementation of those plans through the rapid deployment of hundreds of engineers, kept the interruptions to supply to an absolute minimum. This is helped by our ability to deploy engineers from the north to the south and vice versa as conditions demand.

Scottish and Southern Energy supported, and participated fully in, the government's study of the UK's electricity transmission and distribution systems' resilience and their ability to cope with extreme conditions. It identified industry-leading practice in the Group's integrated network management centres which incorporate customer reporting, resource dispatch and system control and also high in-house capability across the range of skills.

Power Systems' connections business acquired a number of private networks from the Ministry of Defence and companies such as Sony, Estee Lauder, Kenwood and British Telecom, which it is now operating and maintaining

Scottish and Southern Energy is the largest generator from renewable resources in Britain, and during the year we announced plans to embark on a £450m programme of investment in renewable energy.

as part of its network. We are also expanding the portfolio of electricity networks we own and operate beyond our existing network in areas such as London docklands, Preston, Coventry and Newcastle.

Generation

Scottish and Southern Energy's generation portfolio is the youngest, most diverse, efficient and flexible of all the major British generators. Because our generation assets are valued for their contribution to our performance as an energy supply company, their contribution is measured entirely by their ability to control costs, enhance value or minimise risk – all within the context of NETA.

For this reason, the characteristics of the generation assets – flexibility, reliability and diversity – are absolutely vital. During the first 12 months of NETA, they have performed well. Our approach is to extract maximum value from the portfolio, but in doing so we operate plant well within its engineering tolerances.

Seabank 2, the second phase of the combined cycle gas turbine power station near Bristol, had its first full year of commercial operation. Seabank Power Station, a joint venture between Scottish and Southern Energy and BG Group plc, now has a generation capacity of 1,140MW.

In keeping with the diverse nature of the Group's generation portfolio, a new 10MW power station has been developed on the site of the former Wheldale Colliery near Castleford in Yorkshire to generate electricity from coal mine methane. There is a clear environmental benefit as untapped coal mine methane has a global warming potential 23 times that of CO_2. Following the budget statement in April 2002, electricity produced from this technology is set to be exempt from the Climate Change Levy.

During the year, we built a 10MW gas-fired power plant at our primary substation in Chippenham. Directly linked to the local distribution system, the plant is specially designed to operate flexibly and respond quickly to changes in network conditions.

Scottish and Southern Energy has over 300MW of Combined Heat and Power (CHP) plant. Like other developers of CHP, we currently find that the return from new development is inadequate. During the year, our interest in the Fellside CHP plant was sold to BNFL and the related power purchase contract was re-structured. This did not have a material impact on the Group's results. Going forward, it reduces the risk to the Group of both plant failure and from gas supply markets.

Scottish and Southern Energy is the largest generator from renewable resources in the UK, owning and operating around half of the total renewable generation capacity, and during the year we announced plans to embark on a £450m programme of investment in renewable energy. This comprises £250m to refurbish our hydro power stations and £200m to develop over 200MW of new renewable energy.

In line with this, the refurbishment of the Invergarry, Aigas, Orrin, Guar, Torr Achilty and Ceannacroc hydro power stations, totalling around 100MW, is now under way. Refurbishment extends the life of hydro power stations by around 30 years and secures increases in output of typically 6%.

Our first new hydro station for 40 years, Cuileig, is now operational. At the same time, we have announced plans for a £60m, 100MW windfarm in South Ayrshire and have begun the process of consulting with the statutory authorities and local representatives. We continue to look for suitable sites throughout the UK where we can invest in other new renewable projects.

Our first investment in wind energy, a 12MW wind farm at Tangy on the Mull of Kintyre, will be operational before the end of 2002. Contracts in respect of the development have been let to Vestas-Celtic Wind Technology, and the site is close to its Campbeltown factory.

During the year, the Group signed its first international power agreement, involving the sale of renewable energy to Eirtricity, the largest supplier of 'green' energy in Ireland, via the new Scotland-Ireland Moyle interconnector.

Although competition for customers is intense, Scottish and Southern Energy is not prepared to drop its high standards in the drive to gain new customers.

Supply

Scottish and Southern Energy's position as one of the largest and most efficient suppliers of electricity and gas in the UK has been confirmed by the successful integration of the SWALEC energy supply business into the Group, following its acquisition for £210m in August 2000. The SWALEC brand complements the Southern Electric and Scottish Hydro-Electric brands.

Despite intense competition, we have been relatively successful in retaining customers and in acquiring new ones. There was a slight downward trend in the overall number of customers in the run up to the end of 2001. This has been reversed since the start of 2002 with an increase of over 50,000 customers following a variety of initiatives, geared to minimising our customer losses and acquiring new domestic, industrial and commercial customers.

The initiatives include a high profile sales campaign in the SWALEC area in the first part of 2002, which confirmed SWALEC's ongoing presence in south Wales. This had previously been emphasised in October 2001, when the First Minister of Wales, Rhodri Morgan, opened Ty Meridian, SWALEC's new £11m, purpose-built, customer service centre in Cardiff.

Our three supply brand websites and the corporate website were relaunched during 2001, with new services for both existing and prospective customers. There are links between the corporate site, the supply sites and hienergyshop.co.uk. The sites also have reciprocal links to our partners – RSPB, AIR MILES and Argos. These affinity partnerships continue to open up new markets for the sale of our energy products or provide a means of rewarding the loyalty of our existing customers. We now have over 150,000 customers registered through these affinity partnerships.

Although competition is intense, the Group is determined not to drop its high standards in the drive to gain new customers. The Group receives a much lower than average number of complaints in respect of direct selling and customer transfers, with the actual level of complaints generally running at fewer than one per 1,000 energy transfers. This is because our sales people are trained to the highest standards. A similar approach to basic good practice means the Group will continue to focus on having the lowest cost-to-serve of any energy supply company, as well as competitive electricity purchasing costs, which positions us well for future growth in this exceptionally competitive market.

NETA

The last financial year coincided almost exactly with the first year of the New Electricity Trading Arrangements (NETA) in England and Wales. Five factors are critical to success under NETA: the ability to forecast accurately demand for electricity; access to flexible generation plant; the ability to actually run that plant flexibly; an experienced energy trading team; and systems to enable the efficient and active management of the NETA processes (such as reporting systems capable of delivering customer information to the forecasting team).

Scottish and Southern Energy has proved itself to be very well-equipped to operate under NETA. In particular, our flexible generation plant has given us a great ability to increase or decrease power output, which is exactly what is required to respond to rapidly changing trading conditions. Moreover, the experienced energy trading team is skilled in risk management.

From an industry leading Energy Management Centre in Perth, the team monitors trading conditions 24 hours a day, 365 days a year and aims to minimise the Group's risk and financial exposure in the new market. The centre combines in one facility our 24-hour control room for power stations and our real-time energy trading function. The purpose in bringing the generation controllers and the energy trading team together was to develop improved communication and response times within the NETA environment.

The centre allows Scottish and Southern Energy to run its generation portfolio as a single unit and take advantage of the opportunities in the day-ahead market. It is geared to ensuring that we can react quickly to market conditions and get the best from our energy portfolio by matching demand forecasts with the flexibility of our power stations.

Customers rightly expect a supply of electricity to be available with minimal interruptions, as a fundamental part of their lives at both home and work.

As a result, the Group has been able to earn £25m in the balancing market under NETA, from bidding plant into the balancing mechanism and from redistribution of surplus imbalance charges (penalties paid for not accurately forecasting production of electricity, or consumption). This has been achieved while minimising the Group's risk and financial exposure in the market.

Customer Service

The quality of supply which our customers experience is one of the most important ways in which we measure our success in managing the electricity distribution system. Our customers rightly expect a supply of electricity to be available with minimal interruptions, as a fundamental part of their lives both at home and at work.

The Group is measured on customer service standards set by Ofgem, both in terms of Guaranteed Standards (by which we are obliged to make a penalty payment to customers if we do not meet any of the standards) and Overall Standards (for which Ofgem sets targets for minimum levels of service to all customers in general).

Customer service standards are set for issues such as restoring supplies, new connections and responding to enquiries. The number of Guaranteed Standards failures has once again fallen, to just four. Of the 10 different Overall Standards, performance has in 2001/02, improved or remained constant in all but two of the measured standards. We have, therefore, one of the best customer service records in the UK.

These achievements, year-on-year, are a tremendous tribute to our staff, who constantly strive to find new ways of improving the service we offer our customers.

SSE Contracting Group, SSE Telecom and other businesses

The SSE Contracting Group is one of the largest and most successful contracting businesses in the UK, providing everything from household wiring, domestic insulation and heating systems to electrical installations for major infrastructure projects and high specification environmental systems for IT, pharmaceutical and manufacturing processes.

This is reflected in the diverse activities undertaken by the SSE Contracting Group during the year. These ranged from securing a £25m, five year contract from Hampshire County Council to maintain 140,000 street lamps and road signs, one of the largest and most prestigious lighting maintenance contracts in the UK, to a contract to rewire completely Sherborne Castle in Dorset, which was built by Sir Walter Raleigh in 1594.

One of the businesses within the SSE Contracting Group, Southern Electric Contracting, fought off national competition to be named Principal Contractor of the Year in the 2001 Electrical Industry Awards.

SSE Telecom manages one of the largest private telecoms networks in the UK, with over 2,000km of fibre optic cable installed on the Group's own electricity infrastructure and further links to London, Glasgow and Edinburgh.

The business has around 100 major customers, comprising all the mobile phone operators like Vodafone and T-Mobile; other telecoms carriers; and major telecoms users such as the emergency services, local councils and other public sector organisations.

SSE Telecom offers two main groups of products: use of the Group's comprehensive telecoms system for network services including dark fibre and managed bandwidth; and use of the extensive property portfolio, including pylons, for site services to the mobile phone operators. The latter is an increasingly important asset that helps to bring the benefits of modern telecommunications to all areas while minimising the impact on environment and amenity.

The Group's new connections business continues to be successful. A major achievement was the signing in November 2001 of a £20m electricity connection agreement with BAA for Heathrow Airport Terminal Five. During the year the business installed utility connections for a number of Britain's leading house builders.

SSE Pipelines is our licensed gas transporter business which owns and operates gas mains and services throughout Britain with thousands of domestic, commercial and

The internet-based retail business, hienergyshop.co.uk, offers over 1,500 domestic appliances at discounts of up to 30% on high street prices and has enjoyed considerable success.

industrial properties connected to its gas networks. In this competitive marketplace, it connected in excess of 4,000 properties to our gas mains in 2002.

Our internet-based retail business, hienergyshop.co.uk, offers over 1,500 domestic appliances at discounts of up to 30% on high street prices and has enjoyed considerable success. In its second year, it secured sales in excess of £2.5m, well over double the previous year.

The 52 Scottish Hydro-Electric shops in the north of Scotland were again profitable, through a strong focus on increasing sales and keeping costs under control. These shops continue to provide a presence in remote communities in the Highlands and Islands of Scotland.

Our financial services subsidiary, Simple2, is evolving to become a pension Application Service Provider (ASP). It will concentrate on the development and marketing of its pension administration solutions and technology for the UK's leading Independent Financial Advisors.

Scottish and Southern Energy has continued its commitment to high standards of corporate governance.

Corporate Governance and Social Responsibility Statement

Scottish and Southern Energy seeks to run its entire business and maximise profits in a way which is responsible, safe, customer focused and commercially aware. These are the four core values which underlie everything the Group does. Moreover, the Group aims to conduct its business in an ethical manner that maintains an appropriate balance between social, economic and environmental issues.

In keeping with this, Scottish and Southern Energy has continued its commitment to high standards of corporate governance.

Combined Code

Throughout the year ended 31 March 2002 the Group has complied with the provisions of the Combined Code of Corporate Governance set out in the Listing Rules of the Financial Services Authority. The Board acknowledges its responsibility for ensuring that an adequate system of internal control exists which accords with the requirement of the Turnbull Committee guidance. More broadly, the Board is mindful of the Association of British Insurers' development guidelines on social responsibility and recognises fully that the value of shareholders' investments could be affected by any failure to meet society's reasonable expectations. The Board's approach to risk management encompasses any possible exposure to these issues.

Board of Directors

The Board consists of a non-Executive Chairman and five non-Executive Directors who are considered to be fully independent, and five Executive Directors, thus achieving an appropriate balance of independence and experience. The senior independent Director is the Deputy Chairman, Ian Grant. Biographical details are shown on page 43.

Due to the complexity and regulated nature of the energy sector, the Group, when appropriate, seeks to retain the services of non-Executive Directors for periods longer than may be the custom in other sectors, due to their experience and knowledge.

This accumulated experience and knowledge, in turn, helps the Board to discharge its duties in an effective manner.

There are also regular meetings, comprehensive information systems and timely reporting procedures. All Directors are required under the Articles of Association to stand for re-election at least every three years. All of the non-Executive Directors have been appointed for fixed terms.

The Board normally meets a minimum of nine times and during the year all Directors attended all meetings. It has specifically reserved to it powers in respect of areas significant to the Group's business. There is an agreed procedure for Directors to be able to take independent professional advice in the furtherance of their duties, if necessary, at the Group's expense.

Board Committees

The Board has established a number of committees, the terms of reference of each having been approved by the Board and which, where applicable, comply with the Combined Code.

The Audit Committee, chaired by a non-Executive Director, Sir Graeme Odgers, reviews the financial reports of the Group and considers the results of the Auditor's examination of Group Accounts. It meets regularly with management and with the internal and external auditors to review the effectiveness of the Group's systems of internal control and business risk management on behalf of the Board, and also receives reports on areas such as energy trading and treasury. The chairman of the Audit Committee reports to the Board on risk management and internal control matters following each Audit Committee meeting.

The Remuneration Committee, chaired by Ian Grant, is responsible for approving all aspects of Executive Directors' remuneration, including bonuses and the granting of incentives under the company's schemes. The Board's Remuneration Report is set out on pages 46 to 49.

The Nomination Committee is chaired by Bruce Farmer and it meets when necessary to consider the composition and balance of the Board and recommends suitable candidates for appointment as Directors.

The Board has adopted a statement of ethical principles which is intended to go right to the heart of the way Scottish and Southern Energy goes about its business.

Internal Control

The Directors have overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over the income, expenditure, assets and liabilities of the Group.

No system of control can, however, provide absolute assurance against material mis-statement or loss. Accordingly, the Directors have regard to what controls, in their judgement, are appropriate to the Group's businesses, to the materiality of the risks inherent in these businesses, and to the relative costs and benefits of implementing specific controls. The Board maintains an ongoing process of identifying, evaluating and managing the key commercial, financial and general risks to the Group's business. This process is regularly reviewed by the Board and has been in place for the whole year.

Control is maintained through an organisational structure with clearly defined responsibilities, authority levels and lines of reporting; the appointment of suitably qualified staff in specialised business areas; and continuing investment in high quality information systems. These methods of control are subject to periodical review as to their implementation and continued suitability, and have been in place throughout the year and up to the date of approval of the accounts.

There are established procedures in place for regular budgeting and reporting of financial information. The Group performance is reviewed by the Executive Directors and the Board. Reports include variance analysis and projected forecasts for the year compared to approved budgets and non-financial performance indicators.

There are Group policies in place covering a wide range of issues such as financial authorisations, IT procedures, health and safety and environmental risks. The business risks associated with the Group's operations are regularly assessed by the Board and its Committees. There is an Energy Trading Risk Committee comprising four Executive Directors, together with senior managers, which meets regularly to review risks and authority levels in this key area of the Group's activities.

The effectiveness of the Group's systems of internal control is monitored by the Group's internal audit department. Their reports, which include where appropriate relevant action plans, are distributed to senior managers and Directors, and the findings are reviewed regularly by the Audit Committee.

Against a background of concern about the extent of non-audit work carried out for audit clients by leading accountancy firms, the annual FTSE-100 Audit Fees survey was featured in Financial Director magazine in January 2002. It showed that Scottish and Southern Energy had the lowest 'other fees to auditor' of any FTSE-100 company.

Going Concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Ethical Principles

The Board has adopted a statement of ethical principles which is intended to go right to the heart of the way the Group goes about its business. The statement commits Scottish and Southern Energy to five key ethical principles:

- seeking to meet the needs of, and contributing to the welfare of, customers by supplying energy to them and the communities it serves in a way which is reliable, safe and represents value for money;

- achieving the highest standards of health and safety performance so that employees and contractors are able to carry out their responsibilities in the safest possible manner, reflecting the fact that safety will never be compromised for business interests or operational pressures;

Scottish and Southern Energy's Safety and Environmental Manual has the status not just of a policy but of a 'work instruction' – one with which all staff must comply.

- prioritising and continually improving the environmental performance of its activities;

- enabling employees to derive the maximum possible benefit from their employment with the Group, through participation in its affairs, active encouragement of share ownership and the maintenance of effective policies on issues such as equal opportunities; and

- taking proper account of the interests of the communities in which Scottish and Southern Energy operates and assisting in projects which fall within agreed criteria, including the interests of young people, safety, environment and energy efficiency.

The Group actively encourages best practice on the part of contractors and suppliers through the evaluation of their policies and approaches to health, safety and environment issues. Their practices have to equal the Group's standards or they will not be employed.

Customers
Because the core business of the Group is the provision of an essential service, its first social responsibility must be to provide that service in a way which is safe and reliable. That is why there is such an emphasis on keeping the number, and duration, of electricity supply interruptions to an absolute minimum.

Safety
Scottish and Southern Energy aims to grow and maximise profits in a way which is safe. Safety will not be compromised for business interests or operational pressures. The Group believes it is possible to operate in such a way that no-one – staff, contractors or members of the communities which we serve – suffers from its operations.

In line with that, the Group's Safety and Environmental Manual has the status not just of a policy but of a 'work instruction' – one with which all staff must comply. At its core is the belief that all injuries should be preventable. The Group aims to provide staff with training, work methods and equipment to achieve that goal. All injuries, plant damage and near misses are reported to, and investigated by, the Safety and Environment Committee which is actively chaired by the Chief Executive.

The net result of this commitment to safety is that Scottish and Southern Energy continues to lead Britain's electricity industry in safety. In the last year there have been just three reportable injuries across the utility business. In the SSE Contracting Group, there were 12 reportable injuries, compared with 27 in the previous year. This is still too many and the Group's entire approach to safety is founded on the belief that all injuries should be preventable.

Environment
Scottish and Southern Energy manages a wide range of environmental issues. Significant and diverse aspects of the Group's business can have an impact upon the environment. The emissions which arise from the use of fossil fuels in power stations cause the main environmental impact. Most significant is the greenhouse gas carbon dioxide (CO_2). Scottish and Southern Energy emits relatively little of the acid rain gasses sulphur dioxide (SO_2) and nitrogen oxides (NO_X) because of its gas-dominated fuel mix and the contribution from renewables. During the year, CO_2 emissions were 14 million tonnes, compared with 19 million tonnes in the previous year.

'Green' energy also has an impact on the environment. Disruption to fish migration is one example of this. For this reason, hydro schemes are designed and operated to minimise the impact upon fish, incorporating, for example, fish passes, smolt screens on intakes, and passing compensation flows to maintain water levels in rivers.

More generally, operating power stations and the power systems network are recognised as priority areas and formal environmental management systems have been developed across the Group. The systems have five main elements, based on the established management cycle of (1) setting policy, (2) planning, (3) implementing and operating, (4) checking and correcting and (5) reviewing.

Nevertheless, policies themselves are not enough. As with health and safety, the system exists to enable managers to deliver the Group's environmental policies through

Of the 79 FTSE-100 companies participating in the Business in the Environment Index, Scottish and Southern Energy came fifth.

procedures and work instructions. It reflects an integrated, Group-wide health and safety and environmental management system.

Scottish and Southern Energy also sets great store by its relationships with key agencies such as English Nature, the Environment Agency, the Scottish Environment Protection Agency and Scottish Natural Heritage. The Group works particularly closely with the Royal Society for the Protection of Birds, with whom we have a partnership agreement to market a no-premium green energy tariff, under the brand RSPB Energy. This generates funds for the RSPB to invest in conservation through a land purchase fund and an investment fund which is designed to encourage new renewable generation into the market. The RSPB also provides advice to the Group on a broad range of environmental issues.

To benchmark activities, the Group participated in the sixth Business in the Environment Index of Corporate Environmental Engagement, the results of which were announced in February 2002. Of the 79 FTSE-100 companies participating in the Index, Scottish and Southern Energy came fifth.

Business in the Environment commented that our performance scores were 'outstanding' and commended our ability to 'demonstrate performance improvement' and 'commitment to excellence'.

The Group had one environmental incident last year. A corporate environmental impacts strategy has recently been initiated, founded on the belief that our Environmental Management System needs to be progressive to ensure that risks to the business are limited and shareholder value is enhanced.

Our lead Director for the environment, David Sigsworth, has Board level responsibility for all environmental issues.

Scottish and Southern Energy produces an Environment Annual Report which is available on our website at www.scottish-southern.co.uk or from the address on the back cover.

Research and Development

Expenditure on research and development was £1.4m in the year.

The Group pursues a range of research and development programmes, particularly for increasing energy efficiency and for energy management on the remoter parts of its electricity network. It contributes to the research activities managed by the Electricity Foundation and the Scottish Energy and Environment Association. Generation research includes a programme of fisheries work, thermal power plant emissions and new energy conversion technology.

Employees

Enabling employees to derive the maximum possible benefit from their employment with the Group is one of the principles which the Board has adopted. The Board believes that this can be achieved through active encouragement of share ownership, participation in the Group's affairs, and the maintenance of effective policies on issues such as equal opportunities.

To this end, the Group has a Joint Negotiating and Co-ordinating Council, which has a consultative and negotiating role. There are lay and full-time representatives from five trade unions. Ownership of shares in the Group is encouraged by means of a new share incentive plan which enables staff to buy 'partnership' shares in the Group (up to a limit of £125 a month) using pre-tax and national insurance salary. The Group then matches the 'partnership' shares purchased, on a one-for-one basis, up to £30 per month. Over 40% of eligible employees have already joined this plan. In 2001/02, 3,574 staff participated in the company's Savings-related Share Option Scheme.

Participation in the Group's affairs is encouraged through team meetings, briefing documents and an internal magazine. During the year, employees were invited to attend business development and financial results briefings. Policies on such matters as Equal Opportunities and Health and Safety are regularly communicated to staff.

It is Group policy, where possible, to provide employment opportunities for disabled people. Staff who become

Scottish and Southern Energy is mindful that its first social responsibility is to maintain supplies of electricity.

disabled are supported in continuing employment through identification of suitable jobs and the provision of any necessary re-training.

The Group directly employed 9,354 staff at the end of March 2002, compared with 9,672 the year before. There have been no compulsory redundancies, and staff who have requested to leave the Group have been treated with fairness and consideration.

Communities
The Board also seeks to ensure that the Group takes proper account of the interests of the communities in which it operates by assisting projects which fall within agreed criteria, including the interests of young people, safety, the environment and energy efficiency. During the year, the Group directly supported charitable and community activities with donations totalling over £300,000. No political donations were made.

For example, Scottish Hydro-Electric provided the funding for a mobile drop-in project for young people in Perth. SWALEC supported the Sketty Youth project in Swansea, which operates a drop-in centre for young people. Southern Electric supported Honeypot, which is dedicated to improving the quality of life for severely disadvantaged children.

In addition, the Group is committed to raising £1m for the NSPCC and Children 1st by 2005.

The Group runs a Visitor Centre at Pitlochry hydro power station in Perthshire and a Museum of Electricity in Christchurch in Dorset. As well as providing a community service, both sites provide free visits for schools to give children the opportunity to learn about electricity.

Under the third Ofgem Standards of Performance for Energy Efficiency Scheme, which means energy suppliers should help their customers save energy, the Group has promoted the necessary number of energy efficiency measures to achieve its target of 721.6GWh savings of electricity and 219.4GWh of gas, through initiatives such as home insulation projects and schemes promoting low energy lighting.

Other initiatives include a partnership agreement, announced at the end of 2001, between the Group and the EAGA Partnership. This is an employee-owned company administering public and private funding for programmes aimed at eradicating fuel poverty and encouraging the use of energy efficiency measures. The partnership will generate a £1.4m investment programme for insulation measures to be installed by EAGA in over 8,000 homes. The partnership will also save around 45,000 tonnes of CO_2 from being released into the atmosphere. More details on this can be found in the Environment Annual Report.

The Group is mindful that its first social responsibility is to maintain supplies of electricity. This was perhaps best illustrated during the year with the completion of a new £250,000 2.4km submarine cable across Scapa Flow, from Orphir to Graemsay, in Orkney, which has improved significantly the security of supply to the 36 customers on Graemsay.

Group Profit and Loss Account

for the year ended 31 March 2002

	Note	Total 2002 £m	Total 2001 restated £m
Turnover			
Group and share of joint ventures		4,056.5	3,706.7
Less: share of joint ventures		50.9	121.1
Group turnover	3	4,005.6	3,585.6
Cost of sales		(2,989.2)	(2,611.1)
Gross profit		1,016.4	974.5
Distribution costs		(225.8)	(223.8)
Administrative costs		(188.6)	(184.5)
Operating profit	4		
Group		602.0	566.2
Share of joint ventures		28.8	25.4
Share of associates		35.7	37.5
Total operating profit	3	666.5	629.1
Income from fixed asset investments		1.6	2.1
Net interest payable and similar charges	7		
Group		(74.2)	(67.7)
Joint ventures		(13.2)	(11.8)
Associates		(19.3)	(22.3)
Other finance income	8	24.3	21.0
Profit on ordinary activities before taxation		585.7	550.4
Taxation	9	(154.6)	(143.8)
Profit on ordinary activities after taxation		431.1	406.6
Equity minority interests in subsidiary undertaking	24	0.5	0.4
Profit attributable to ordinary shareholders		431.6	407.0
Dividends	10	(278.5)	(257.0)
Retained profit for the financial year	23	153.1	150.0
Earnings per share (p)	11		
– basic		50.3	47.6
– adjusted basic		54.7	50.9
– diluted		50.2	47.4

The above results are derived from continuing activities and there were no acquisitions during the year.

The accompanying notes are an integral part of these accounts.

Balance Sheets

as at 31 March 2002

	Note	Group 2002 £m	Group 2001 restated £m	Company 2002 £m	Company 2001 restated £m
Fixed Assets					
Intangible assets	12	211.9	223.4	–	–
Tangible assets	13	3,609.2	3,525.9	–	1,698.2
Investments in subsidiaries	14	–	–	832.1	615.2
Investments in joint ventures					
Share of gross assets		209.7	263.8	–	–
Share of gross liabilities		(19.3)	(44.9)	–	–
	14	190.4	218.9	–	20.0
Investments in associates	14	45.9	47.2	–	16.6
Other investments	14	0.2	0.2	–	–
		236.5	266.3	832.1	651.8
		4,057.6	4,015.6	832.1	2,350.0
Current assets					
Stocks	15	54.6	36.2	–	18.0
Debtors	16	577.0	672.3	2,987.1	624.5
Investments	17	23.7	31.3	–	5.3
Cash at bank and in hand		25.0	27.3	1.9	4.3
		680.3	767.1	2,989.0	652.1
Creditors: *amounts falling due within one year*	18	1,153.7	1,621.7	1,693.7	1,125.7
Net current (liabilities)/assets		(473.4)	(854.6)	1,295.3	(473.6)
Total assets less current liabilities		3,584.2	3,161.0	2,127.4	1,876.4
Creditors: amounts falling due after more than one year	19	1,392.4	1,134.4	684.0	743.9
Provisions for liabilities and charges					
Deferred taxation	20	427.3	401.7	–	170.2
Other provisions	21	122.6	143.0	–	118.3
Net assets excluding pension asset/(liability)		1,641.9	1,481.9	1,443.4	844.0
Pension asset	25	79.8	175.0	79.8	98.0
Pension liability	25	(15.4)	–	–	–
Net Assets including pension asset/(liability)		1,706.3	1,656.9	1,523.2	942.0
Capital and reserves					
Called up share capital	22	430.1	429.3	430.1	429.3
Share premium account	23	60.9	48.3	60.9	48.3
Capital redemption reserve	23	11.3	10.9	11.3	10.9
Profit and loss account	23	1,203.8	1,167.7	1,020.9	453.5
Total shareholders' funds		1,706.1	1,656.2	1,523.2	942.0
Equity minority interests in subsidiary undertaking	24	0.2	0.7	–	–
		1,706.3	1,656.9	1,523.2	942.0

These Accounts were approved by the Board of Directors on 23 May 2002 and signed on their behalf by:

Ian Marchant, Finance Director

Bruce Farmer CBE, Chairman

Group Cash Flow Statement

for the year ended 31 March 2002

	Note	2002 £m	2001 £m
Net cash inflow from operating activities	(i)	816.6	650.2
Dividends received from joint ventures and associates		16.1	10.1
Returns on investments and servicing of finance	(ii)	(67.7)	(67.7)
Taxation		(127.8)	(79.9)
Free cash flow		637.2	512.7
Capital expenditure and financial investment	(iii)	(264.8)	(278.4)
Acquisitions and disposals	(iv)	20.0	(217.8)
Equity dividends paid		(263.4)	(241.6)
Net cash inflow/(outflow) before management of liquid resources and financing		129.0	(225.1)
Management of liquid resources	(v)	7.6	15.6
Financing	(vi)	(139.6)	227.1
(Decrease)/increase cash in the year		(3.0)	17.6

Notes to the Group Cash Flow Statement

for the year ended 31 March 2002

Reconciliation of net cash flow to movement in net debt

	2002 £m	2001 £m
(Decrease)/increase cash in the year	(3.0)	17.6
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	147.0	(230.9)
Cash (inflow) from decrease in liquid resources	(7.6)	(15.6)
Movement in net debt in the year	136.4	(228.9)
Net debt at 1 April	(1,343.7)	(1,114.8)
Net debt at 31 March	(1,207.3)	(1,343.7)

Analysis of net debt

	As at 1 April 2001 £m	Decrease in cash £m	(Increase)/ decrease in debt £m	As at 31 March 2002 £m
Cash at bank and in hand	27.3	(2.3)	–	25.0
Overdrafts	–	(0.7)	–	(0.7)
Other debt due within one year	(600.7)	–	416.1	(184.6)
Net borrowings due within one year	(573.4)	(3.0)	416.1	(160.3)
Net borrowings due after more than one year	(801.6)	–	(269.1)	(1,070.7)
Current asset investments	31.3	–	(7.6)	23.7
Net debt	(1,343.7)	(3.0)	139.4	(1,207.3)

Notes to the Group Cash Flow Statement (continued)

for the year ended 31 March 2002

		2002 £m	2001 £m
	Reconciliation of operating profit to operating cash flows		
	Operating profit	602.0	566.2
	FRS 17 pension charge (note 25)	19.0	21.0
	Depreciation (note 13)	186.3	173.0
	Amortisation of goodwill (note 12)	11.5	5.9
	Customer contributions and capital grants released	(15.9)	(15.1)
	(Profit) on disposal of tangible fixed assets	(1.6)	(2.9)
	(Increase)/decrease in stocks	(18.4)	6.9
	Decrease/(increase) in debtors	95.7	(242.5)
	(Decrease)/increase in creditors	(46.9)	161.6
	(Decrease) in provisions	(15.1)	(23.9)
(i)	Net cash inflow from operating activities	816.6	650.2
	Returns on investments and servicing of finance		
	Interest received	19.6	28.2
	Interest paid	(88.9)	(98.0)
	Dividends received from trade investment	1.6	2.1
(ii)	Net cash outflow from returns on investments and servicing of finance	(67.7)	(67.7)
	Capital expenditure and financial investment		
	Purchase of tangible fixed assets	(294.9)	(301.5)
	Sale of tangible fixed assets	10.1	2.3
	Loans to associates	(0.2)	–
	Loans repaid by associates	5.3	14.6
	Loans repaid by/(to) joint venture	9.9	(9.0)
	Customer contributions	5.0	15.2
(iii)	Net cash outflow from capital expenditure and financial investment	(264.8)	(278.4)
	Acquisitions and disposals		
	Purchase of subsidiary undertakings	–	(217.8)
	Disposal of joint venture	20.0	–
(iv)	Net cash inflow/(outflow) from acquisitions and disposals	20.0	(217.8)
	Management of liquid resources		
	Decrease in short-term deposits	7.6	15.6
(v)	Net cash inflow from management of liquid resources	7.6	15.6
	Financing		
	Issue of ordinary share capital (note 22)	12.5	7.5
	Repurchase of ordinary share capital for cancellation (note 22)	(5.1)	(11.3)
	New long-term borrowings	269.1	147.8
	New short-term borrowings	184.6	600.7
	Repayment of short-term borrowings	(600.7)	(517.6)
(vi)	Net cash (outflow)/inflow from financing	(139.6)	227.1

Group Statement of Total Recognised Gains and Losses

for the year ended 31 March 2002

	2002 £m	2001 restated £m
Profit for the financial year		
Group	410.3	389.5
Share of joint ventures	11.5	9.2
Share of associates	9.8	8.3
Profit for the financial year	431.6	407.0
Actuarial loss recognised in respect of pension fund (note 25)	(110.6)	(72.0)
Total recognised gains and losses relating to the financial year	321.0	335.0
Prior year adjustment for implementation of FRS 19 – Deferred Tax	(351.7)	
Prior year adjustment for implementation of FRS 17 – Retirement Benefits	175.0	
Total gains and losses recognised since last annual report	144.3	

Reconciliation of Movement in Shareholders' Funds

as at 31 March 2002

	Group		Company	
	2002 £m	2001 restated £m	2002 £m	2001 restated £m
Total recognised gains and losses relating to the financial year	321.0	335.0	852.3	246.4
Dividends	(278.5)	(257.0)	(278.5)	(257.0)
Retained profit for the year	42.5	78.0	573.8	(10.6)
New share capital subscribed	12.6	8.2	12.6	8.2
Premium on issue of shares to QUEST	1.2	8.0	1.2	8.0
Contribution to QUEST	(1.3)	(8.7)	(1.3)	(8.7)
Repurchase of ordinary share capital for cancellation (note 22)	(5.1)	(11.3)	(5.1)	(11.3)
Net addition to shareholders' funds	49.9	74.2	581.2	(14.4)
Opening shareholders' funds	1,656.2	1,582.0	942.0	956.4
Closing shareholders' funds	1,706.1	1,656.2	1,523.2	942.0

Opening Group shareholders' funds at 1 April 2000 were originally £1,663.7m before a prior year reduction of £81.7m through the creation of a pension asset of £247m and an increased deferred tax liability of £328.7m (note 2).

Opening Company Shareholders' Funds at 1 April 2000 were originally £986.3m before a prior year reduction of £29.9m through the creation of a pension asset of £129.5m and an increased deferred tax liability of £159.4m.

Notes on the Accounts

for the year ended 31 March 2002

1. Principal accounting policies

Basis of accounting

The Accounts have been prepared under the historical cost convention and comply with all applicable United Kingdom accounting standards including the requirements of two new Financial Reporting Standards: FRS 18 – Accounting Policies; and FRS 19 – Deferred Tax and the early full adoption of FRS 17 – Retirement Benefits. The principal accounting policies are summarised below and have been applied consistently. There have been no significant changes to the Group's accounting policies other than those required by FRS 17 and 19 , the impact of which is summarised in note 2.

Utilities Act

In accordance with the provisions of the Utilities Act 2000, the Scottish and Southern Energy Group and the company underwent a major reorganisation on 1 April 2001 which significantly altered the activities carried out by the company. In particular, the businesses of the Supply, Generation and Distribution of electricity were transferred to SSE Energy Supply Limited, SSE Generation Limited and Scottish Hydro-Electric Power Distribution Limited with Scottish and Southern Energy plc now primarily the holding company of the Group. The main purpose of this reorganisation was to provide increased transparency and autonomy for regulated businesses and increased consistency with regulatory reporting. Under the transfer schemes approved under the Utilities Act, the company transferred the assets and liabilities associated with the relevant activities at net book value in exchange for share capital, internal loans and the allocation of retained profit. The notes to several balance sheet items have been amended to highlight the impact of these transfers.

Basis of consolidation

The Group Accounts consolidate the Accounts of Scottish and Southern Energy plc and its subsidiary undertakings together with the Group's share of the results and net assets of its joint ventures and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date of acquisition, or when control passed, using the acquisition method of accounting. The Group's share of the results of joint ventures and associates are included using the equity method of accounting.

Turnover

Turnover comprises sales of energy, including monies received from the balancing market in England and Wales, and the value of goods, services and facilities provided during the year. Turnover includes an estimate of the value of electricity and gas supplied to customers between the date of the last meter reading and the year end.

Recognition of profits on contracts

Profit is taken on long-term contracts whilst the contract is in progress having regard to the proportion of the total contract which has been completed at the balance sheet date. Provision is made for all foreseeable losses.

Research and development

Expenditure on research and development is charged to the profit and loss account as incurred.

Pensions

Pension scheme assets are measured using market values. Pension scheme liabilities are measured using the projected unit actuarial method and are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Any increase in the present value of liabilities within the Group's defined benefit pension schemes expected to arise from employee service in the period is charged to operating profit. The expected return on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the consolidated statement of total recognised gains and losses. Pension scheme surpluses, to the extent that they are considered recoverable, or deficits are recognised in full and presented on the face of the balance sheet net of related deferred tax (note 25).

The Group also operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The amounts charged against profits represent the contributions payable to the scheme in the year (note 25).

Derivatives and financial instruments

The Group uses a range of derivative financial instruments to reduce its exposure to interest rate movements. The Group does not hold derivative financial instruments for speculative purposes.

Interest rate swap agreements, used to manage the Group's interest charge, are carried at cost. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods. Gains and losses on early termination of interest rate swaps or repayment of borrowings are taken to the profit and loss account.

1. Principal accounting policies continued

Interest
Interest on the funding attributable to major capital projects is capitalised during the period of construction and written off as part of the total cost over the operational life of the asset. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond. All other interest payable and receivable is reflected in the profit and loss account as it arises.

Depreciation of tangible fixed assets
Heritable and freehold land is not depreciated.

The Group is obliged under the Reservoirs Act 1975 to maintain its hydro infrastructure network, including its dams, tunnels and other hydro civil engineering structures. This network is considered to have an indefinite life and is maintained in good repair. Expenditure to maintain the hydro generation infrastructure is dealt with under a renewals accounting approach, and the annualised planned expenditure to maintain the operating capacity of this infrastructure is treated and charged as depreciation to the profit and loss account. The actual maintenance expenditure incurred is capitalised. Cyclical maintenance on hydro civil assets of a longer life nature is capitalised and depreciated over the anticipated useful life of the refurbishment.

Depreciation is provided on tangible fixed assets to write off cost, less residual values, on a straight line basis over their estimated operational lives. The estimated operational lives are as follows:

	Years
Power stations	20 to 60
Overhead lines	40 to 80
Other transmission and distribution buildings, plant and equipment	10 to 45
Shop refurbishment, fixtures, equipment, vehicles and mobile plant	3 to 10

Leased assets
Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Stocks and work in progress
Stocks are valued at the lower of cost and net realisable value. The valuation of work in progress is based on the cost of labour, plus appropriate overheads and the cost of materials. Progress invoices are deducted in arriving at the amounts stated.

Taxation
Deferred tax is recognised in respect of all timing differences which have originated but not reversed at the balance sheet date, subject to certain exceptions. Previously deferred tax was provided for in respect of timing differences to the extent that it was probable that a liability would crystallise in the foreseeable future. As permitted by FRS 19, deferred tax is calculated on a discounted basis and the net present value of the deferred tax liability is reflected in the accounts. Comparative figures have been restated as required (note 2).

Customer contributions and capital grants
Customer contributions, with the exception of those received for the contestable part of new connections work, and capital grants are recorded as deferred income and released to the profit and loss account over the estimated life used in calculating contributions.

Goodwill
From 1 April 1998, any purchased goodwill is capitalised and amortised on a straight line basis to the profit and loss account, normally over a period of up to 20 years from the date of acquisition.

Goodwill arising on acquisitions purchased prior to 1 April 1998 was written off to reserves in accordance with the accounting standard then in force. As permitted by FRS 10 – Goodwill and Intangible Assets, the goodwill previously written off to reserves has not been reinstated in the balance sheet. On disposal or closure of a previously acquired business, any attributable goodwill will be included in determining the profit or loss on disposal.

2. Accounting policy changes

FRS 17 – Retirement Benefits has been applied in preparing these accounts and involves a significant change to the measurement and presentation of pension scheme assets, liabilities and costs. FRS 19 – Deferred Tax, including the option to discount, has also been applied. The effect of these changes on the Group's profit and loss account and balance sheet is as follows with comparative figures restated as required:

Profit attributable to shareholders

	31 March 2002 £m	31 March 2001 £m
Impact of FRS 17		
Increased charge to operating profit	(19.0)	(21.0)
Increased finance income	24.3	21.0
Net increase in profit	5.3	–
Impact of FRS 19		
Increased tax charge	(25.6)	(23.0)
Total net profit decrease	(20.3)	(23.0)
As previously reported		430.0
As restated		407.0

Net assets as at 31 March 2001

	Group As at 31 March 2001	Company As at 31 March 2001
Impact of FRS 17		
Creation of pension asset	250.0	140.0
Deferred tax thereon	(75.0)	(42.0)
Net pension asset	175.0	98.0
Impact of FRS 19		
Increase in provision for deferred tax	(351.7)	(172.6)
Reduction in net assets	(176.7)	(74.6)
As previously reported	1,833.6	1,016.6
As restated	1,656.9	942.0

3. Turnover and profit analysis

All turnover and profit before taxation arise from operations within Great Britain.

The Group's principal business is the generation, distribution and supply of electricity and sale of gas in Great Britain and the transmission of electricity in the north of Scotland. Analysis of turnover, operating profit and net assets by activity is provided below:

Turnover

	Total turnover		Internal turnover		External turnover	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
Power Systems						
Scotland	243.2	225.5	186.4	180.5	56.8	45.0
England and Wales	363.8	367.2	190.5	226.7	173.3	140.5
	607.0	592.7	376.9	407.2	230.1	185.5
Generation and Supply	3,430.4	3,080.6	3.5	–	3,426.9	3,080.6
Other Businesses	566.6	387.6	218.0	68.1	348.6	319.5
	4,604.0	4,060.9	598.4	475.3	4,005.6	3,585.6

3. Turnover and profit analysis continued

Operating profit and net assets/(liabilities)

	Operating profit		Net assets/(liabilities)	
	2002 £m	2001 restated £m	2002* £m	2001 restated £m
Power Systems				
Scotland	117.0	111.0	122.7	704.5
England and Wales	187.1	185.7	89.9	1,156.5
	304.1	296.7	212.6	1,861.0
Generation and Supply	292.1	286.1	476.1	1,590.5
Other Businesses	70.3	46.3	1,883.6	70.1
	666.5	629.1	2,572.3	3,521.6
Unallocated borrowings	–	–	(628.4)	(1,402.3)
Unallocated net liabilities	–	–	(237.8)	(463.1)
	666.5	629.1	1,706.1	1,656.2

*See note 1.

The total operating profits relating to joint ventures of £28.8m (2001 – £25.4m) and associates of £35.7m (2001 – £37.5m) are included in Generation and Supply.

Income and costs have been allocated specifically to the activity to which they relate wherever possible. Certain costs have been apportioned or recharged between businesses. Unallocated net liabilities include corporate items such as taxation, dividends, investments and the net pension assets.

4. Operating profit

Operating profit is arrived at after charging/(crediting):

	2002 £m	2001 £m
Depreciation of tangible fixed assets (note 13)	186.3	173.0
Operating lease rentals	5.0	7.4
Amortisation of goodwill (note 12)	11.5	5.9
Release of deferred income in relation to customer contributions and capital grants	(15.9)	(15.1)
Research and development	1.4	1.3
Auditors' remuneration – audit services	0.2	0.2

Audit fees include £0.1m (2001 – £0.1m) payable in respect of the Company. Non-audit fees payable to KPMG Audit Plc and its associates amounted to £0.07m (2001 – £0.03m), principally for accounting advice with regard to the Utilities Act 2000.

5. Staff costs and numbers

	2002 £m	2001 restated £m
Staff costs:		
Wages and salaries	228.3	225.6
Social security costs	18.4	18.7
Pension costs	21.3	23.5
	268.0	267.8
Less charged as capital expenditure	(46.6)	(43.1)
	221.4	224.7

5. **Staff costs and numbers** continued

	2002 Number	2001 Number
Numbers employed at 31 March	9,354	9,672

The monthly average number of people employed by the Group (including Executive Directors) during the year was:

	2002 Number	2001 restated Number
Power Systems	2,308	2,391
Generation and Supply	2,484	2,154
Other businesses and corporate services	4,453	4,889
	9,245	9,434

6. Directors' remuneration and interests

Information concerning Directors' remuneration, shareholdings, options, long-term incentive schemes and pensions is shown in the Remuneration Report on pages 46 to 49. No Director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

7. Net interest payable

	Group		Joint Ventures		Associates	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
Interest receivable:						
Interest from short-term deposits	2.1	0.7	–	–	–	–
Other interest receivable	15.2	23.3	0.7	0.6	2.0	2.3
	17.3	24.0	0.7	0.6	2.0	2.3
Interest payable and similar charges:						
Bank loans and overdrafts	31.3	37.3	–	–	19.9	22.0
Other loans	51.5	47.6	13.9	12.4	1.4	2.6
Other financing charges	2.0	3.5	–	–	–	–
Amortisation of discount	6.9	9.0	–	–	–	–
	91.7	97.4	13.9	12.4	21.3	24.6
Interest capitalised	(0.2)	(5.7)	–	–	–	–
	91.5	91.7	13.9	12.4	21.3	24.6
Net interest payable	74.2	67.7	13.2	11.8	19.3	22.3

8. Other finance income

	2002 £m	2001 £m
Expected return on pension scheme assets	124.5	141.3
Less: finance income on restricted surplus	(14.8)	(37.5)
	109.7	103.8
Interest on pension scheme liabilities	(85.4)	(82.8)
	24.3	21.0

See note 25.

9. Taxation

Analysis of charge in the year

	2002 £m	2001 restated £m
Current tax:		
UK Corporation tax on profits of the year	143.4	116.5
Adjustments in respect of previous years	(24.8)	(17.0)
Joint ventures	4.1	4.4
Associates	6.3	6.9
Total current tax	129.0	110.8
Deferred tax:		
Origination and reversal of timing differences	28.1	38.9
Increase in discount	(2.5)	(5.9)
Total deferred tax	25.6	33.0
Tax on profit on ordinary activities	154.6	143.8

	2002 £m	2001 £m
Tax on group profit on ordinary activities at standard UK corporation tax rate of 30% (2001 – 30%)	175.7	165.1
Effects of:		
Expenses not deductible for tax purposes	5.7	2.4
Capital allowances in excess of depreciation	(19.1)	(32.8)
Utilisation of tax losses	–	(6.4)
Other timing differences	(8.5)	(0.5)
Adjustments to tax charge in respect of previous periods	(24.8)	(17.0)
Group current tax charge for the period	129.0	110.8

10. Dividends

	2002 £m	2001 £m
Dividends on ordinary shares		
Interim of 9.7p (2001 – 9.0p)	83.7	77.3
Proposed final of 22.7p (2001 – 21.0p)	194.8	179.7
	278.5	257.0

11. Earnings per share

	2002 Earnings £m	2001 Earnings restated £m	2002 Earnings pence per share	2001 restated Earnings pence per share
Basic	431.6	407.0	50.3	47.6
Adjusted for:				
amortisation of goodwill	11.5	5.9	1.3	0.7
deferred tax	25.6	23.0	3.1	2.6
Adjusted basic	468.7	435.9	54.7	50.9
Diluted	431.6	407.0	50.2	47.4

The adjusted figures are before amortisation of goodwill and the incremental charge for deferred tax.

11. Earnings per share continued

The weighted average number of shares used in each calculation is as follows:

	2002 Number of shares (millions)	2001 Number of shares (millions)
For basic and adjusted earnings per share	857.4	855.9
Effect of exercise of share options	2.2	2.6
For diluted earnings per share	859.6	858.5

12. Intangible fixed assets

Group

	Goodwill on acquisition £m
Cost:	
At 1 April 2001 and 31 March 2002	229.4
Amortisation:	
At 1 April 2001	6.0
Charge for the year	11.5
At 31 March 2002	17.5
Net book value:	
At 31 March 2002	211.9
At 31 March 2001	223.4

13. Tangible fixed assets

Group

	Generation assets £m	Other land and buildings £m	Network assets £m	Vehicles and miscellaneous equipment £m	Total £m
Cost:					
At 1 April 2001	1,542.6	77.5	3,441.7	244.6	5,306.4
Additions	67.0	6.0	193.7	11.4	278.1
Disposals	(6.0)	(4.6)	(1.5)	(12.8)	(24.9)
At 31 March 2002	1,603.6	78.9	3,633.9	243.2	5,559.6
Depreciation:					
At 1 April 2001	399.5	16.3	1,194.4	170.3	1,780.5
Charge for the year	48.6	1.7	104.1	31.9	186.3
Disposals	(1.2)	(2.2)	(0.9)	(12.1)	(16.4)
At 31 March 2002	446.9	15.8	1,297.6	190.1	1,950.4
Net book value					
At 31 March 2002	1,156.7	63.1	2,336.3	53.1	3,609.2
At 31 March 2001	1,143.1	61.2	2,247.3	74.3	3,525.9

13. Tangible fixed assets continued

Company

	Generation assets £m	Other land and buildings £m	Network assets £m	Vehicles and miscellaneous equipment £m	Total £m
Cost:					
At 1 April 2001	1,101.1	44.4	1,281.1	70.7	2,497.3
Transfers (note 1)	(1,101.1)	(44.4)	(1,281.1)	(70.7)	(2,497.3)
At 31 March 2002	–	–	–	–	–
Depreciation:					
At 1 April 2001	326.0	2.8	429.4	40.9	799.1
Transfers (note 1)	(326.0)	(2.8)	(429.4)	(40.9)	(799.1)
At 31 March 2002	–	–	–	–	–
Net book value:					
At 31 March 2002	–	–	–	–	–
At 31 March 2001	775.1	41.6	851.7	29.8	1,698.2

Land is predominantly heritable or freehold. The net book value of other land and buildings includes freehold £22m (2001 – £18.4m), long leasehold nil (2001 – £0.5m) and short leasehold £0.7m (2001 – £0.6m). Generation assets comprise generating stations and related plant and machinery and include all hydro civil assets.

Cumulative interest capitalised for the Group, included in the cost of tangible fixed assets amounts to £16.1m (2001 – £15.9m). The equivalent amount for the company is £nil (2001 – £15.9m).

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Assets in the course of construction	33.1	38.4	–	24.2

14. Fixed asset investments

Group	At 1 April 2001 £m	Additions £m	Disposals £m	Repayment £m	Dividends received £m	Group share of post tax profits £m	At 31 March 2002 £m
Investment in associates	20.5	–	–	–	(6.0)	9.8	24.3
Loans to associates	26.7	0.2	–	(5.3)	–	–	21.6
	47.2	0.2	–	(5.3)	(6.0)	9.8	45.9
Investment in joint ventures	62.3	–	(20.0)	–	(10.1)	11.5	43.7
Loans to joint ventures	156.6	–	–	(9.9)	–	–	146.7
Other investments	0.2	–	–	–	–	–	0.2
	266.3	0.2	(20.0)	(15.2)	(16.1)	21.3	236.5

Company	At 1 April 2001 £m	Transfer Note 1 £m	Additions £m	Disposals £m	Repayment £m	At 31 March 2002 £m
Investment in subsidiary undertakings	615.2	216.9	–	–	–	832.1
Loans to associates	16.6	(16.6)	–	–	–	–
Investment in joint ventures	20.0	–	–	(20.0)	–	–
	651.8	200.3	–	(20.0)	–	832.1

14. Fixed asset investments continued

Details of the principal subsidiary undertakings, joint ventures and associates are as follows:

	Country of incorporation	Holding %	Principal activity
Subsidiary undertakings			
SSE Services plc	England	100	IT, finance and customer services
SSE Energy Supply Limited	Wales	100	Electricity supply
Scottish Hydro-Electric Transmission Limited	Scotland	100	Transmission of electricity
Scottish Hydro-Electric Power Distribution Limited	Scotland	100	Distribution of electricity
Southern Electric Power Distribution plc	England	100	Distribution of electricity
Southern Electric Gas Limited	England	100	Gas supply
SSE Retail Limited	Scotland	100	Electrical appliance sales and servicing
SSE Telecommunications Limited	Scotland	100	Telecommunication services
Southern Electric Contracting Limited (iv)	England	100	Electrical contractor
Thermal Transfer Limited (iv)	Scotland	100	Environmental engineering
SSE Utility Services plc (iii)	England	100	Utility contractor
SSE Generation Limited	England	100	Electricity generation
SSE Insurance Limited	Isle of Man	100	Insurance services
Simple2 Limited	England	80	Financial Services
Joint venture			
Seabank Power Limited (ii)	England	50	Electricity generation
Associates			
Scottish Electricity Settlements Limited	Scotland	50	Electricity trading systems and supply
Barking Power Limited (i)	England	22	Electricity generation
Medway Power Limited (i)	England	37.5	Electricity generation
Derwent Co-generation Limited (i)	England	49.5	Electricity generation

The above companies' shares consist of ordinary shares only. All companies operate in Great Britain except for SSE Insurance Limited which operates in the Isle of Man. Seabank Power Limited and Medway Power Limited have accounting periods ending on 31 December. All other companies of the Group have accounting periods ending on 31 March.

(i) Shares held by SSE Generation Limited.

(ii) Shares held by SSE Seabank Investments Limited.

(iii) Shares held by Southern Electric Contracting Limited.

(iv) Shares held by SSE Contracting Limited.

15. Stocks

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Fuel and consumables	36.7	20.1	–	14.9
Work in progress	15.1	13.0	–	–
Goods for resale	2.8	3.1	–	3.1
	54.6	36.2	–	18.0

16. Debtors

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 restated £m
Amounts falling due within one year:				
Trade debtors	344.9	364.6	–	146.9
Amounts owed by subsidiary undertakings	–	–	276.1	416.0
Amounts owed by joint ventures and associates	0.3	1.1	–	–
Other debtors	49.7	39.8	189.7	13.2
Prepayments and accrued income	181.2	264.5	–	48.4
	576.1	670.0	465.8	624.5
Amounts falling due after more than one year:				
Prepayments and accrued income	0.9	2.3	–	–
Amounts owned by subsidiary undertakings	–	–	2,521.3	–
	577.0	672.3	2,987.1	624.5

17. Current asset investments

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Listed investments	10.2	13.2	–	–
Short-term deposits	13.5	18.1	–	5.3
	23.7	31.3	–	5.3

The market value of the listed investments at 31 March 2002 and 31 March 2001 is not materially different from their cost. Of these listed investments, £0.4m (2001 – £1.1m) are subject to the terms of a Trust Deed as security for payment of liabilities due under a reinsurance treaty.

18. Creditors: amounts falling due within one year

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Bank overdrafts	0.7	–	–	–
Other short-term loans	184.6	600.7	184.6	450.8
Payments received in advance	19.5	16.7	–	–
Trade creditors	404.4	487.8	–	222.6
Amounts owed to subsidiary undertakings	–	–	1,268.0	118.2
Amounts owed to joint ventures and associates	–	15.1	–	14.1
Corporation tax	105.9	112.8	37.1	39.8
Taxation and social security	29.8	13.0	–	1.8
Other creditors	85.9	49.3	9.2	36.1
Accruals and other deferred income	128.1	146.6	–	62.6
Proposed dividends	194.8	179.7	194.8	179.7
	1,153.7	1,621.7	1,693.7	1,125.7

19. **Creditors:** *amounts falling due after more than one year*

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Loans	1,070.7	801.6	443.8	618.4
Deferred income	321.7	332.8	–	125.5
Amounts owed to subsidiary undertakings	–	–	240.2	–
	1,392.4	1,134.4	684.0	743.9

20. Deferred taxation

	Group 31 March 2002 £m	Company 31 March 2002 £m
Restated at 1 April 2001	401.7	170.2
Deferred tax charged to the profit and loss account	25.6	–
Transfer (note 1)	–	(170.2)
	427.3	–

The balance at 1 April 2001 was originally £50m, before adjusting for prior year adjustments of £351.7m in respect of the implementation of FRS 19.

	Group 2002 £m	Group 2001 restated £m	Company 2002 £m	Company 2001 restated £m
Accelerated capital allowances	713.9	694.3	–	300.6
Other timing differences	(25.6)	(34.1)	–	(19.9)
Undiscounted provision for deferred tax	688.3	660.2	–	280.7
Discount	(261.0)	(258.5)	–	(110.5)
Discounted provision for deferred tax	427.3	401.7	–	170.2

21. Provisions for liabilities and charges

Group

	Restructure £m	Onerous energy contracts £m	Other £m	Total £m
At 1 April 2001	43.4	85.7	13.9	143.0
Profit and loss account	–	6.9	4.5	11.4
Utilised during the year	(15.5)	(12.6)	(3.7)	(31.8)
At 31 March 2002	27.9	80.0	14.7	122.6

Company

	Restructure £m	Onerous energy contracts £m	Other £m	Total £m
At 1 April 2001	24.0	85.7	8.6	118.3
Transfer (note 1)	(24.0)	(85.7)	(8.6)	(118.3)
At 31 March 2002	–	–	–	–

The restructure provision is in relation to expected costs associated with the continuing rationalisation of the business. The costs mainly comprise employee related costs, principally redundancy and early retirement costs. The majority of the expenditure is expected to be incurred in the next two years.

The onerous energy contracts provision relates to the present value of the out of money purchase contracts and will be utilised over a maximum period to 2011 when the contracts terminate. Other provisions include insurance/warranty claims and the costs of various committed expenditures relating to hydro civil assets.

22. Share capital

Company

	Number (millions)	£m
Equity: Ordinary shares of 50p each:		
Authorised:		
At 31 March 2002 and 1 April 2001	1,200.0	600.0
Allotted, called up and fully paid:		
At 1 April 2001	858.5	429.3
Repurchase of shares for cancellation (ii)	(0.8)	(0.4)
Issue of shares (iii)	2.4	1.2
At 31 March 2002	860.1	430.1

(i) There is one authorised and allotted non-equity special rights non-voting redeemable £1 preference share. This special share is redeemable, at par, at any time at the option of the Secretary of State for Scotland after consulting the company. This share, which may only be held by the Secretary of State for Scotland or another person acting on behalf of HM Government, confers the right to attend and speak at any general meeting but has no voting rights or rights to participate in the profits or capital of the company except on a winding-up of the company. Certain matters are effective only with the written consent of the special shareholder: in particular there are limitations which prevent a person from owning or having an interest in 15% or more of the ordinary shares in the company.

(ii) The repurchased and subsequently cancelled ordinary shares represent 0.1% of the issued share capital. The total cost of the repurchase, including expenses, was £5.1m which has been charged against the profit and loss account reserve.

(iii) The company issued 2,436,610 shares during the year under the Savings-related Share Option Schemes and Discretionary Share Option Schemes for a consideration of £13.8m and 201,571 were funded by contributions to the QUEST.

(iv) The QUEST was established under a Trust Deed on 30 June 1997 to acquire shares in the company for the benefit of employees and directors of the company and its subsidiaries. The total number of shares held by the QUEST at 31 March 2002 was 1,925,379 which had a market value of £13.1m. These shares will be allocated to employees and Directors in satisfaction of their options under the Savings-related Share Option Schemes.

The shares held by the QUEST at 31 March 2002 have been included in the Group balance sheet at nil value reflecting their cost to the Group. Dividends are waived on the shares held by the QUEST.

23. Reserves

Group

	Share premium account £m	Capital redemption reserve £m	Profit and loss account excluding pension reserve £m	Pension reserve £m	Profit and loss account including pension reserve £m
Restated at 1 April 2001 (note 2)	48.3	10.9	992.7	175.0	1,167.7
Premium on issue of shares	11.4	–	–	–	–
Repurchase of shares for cancellation (note 22)	–	0.4	(5.1)	–	(5.1)
Premium on issue of shares to QUEST	1.2	–	–	–	–
Contribution to QUEST	–	–	(1.3)	–	(1.3)
Actuarial loss net of deferred tax	–	–	–	(110.6)	(110.6)
Retained profit for the year	–	–	153.1	–	153.1
At 31 March 2002	60.9	11.3	1,139.4	64.4	1,203.8

The cumulative amount of goodwill previously written off to reserves is £139.1m (note 1). The pension reserve is non-distributable.

23. Reserves continued

Company

	Share premium account £m	Capital redemption reserve £m	Profit and loss account excluding pension reserve £m	Pension reserve £m	Profit and loss account £m
Restated at 1 April 2001	48.3	10.9	355.5	98.0	453.5
Transfers (note 1)	–	–	4.5	–	4.5
Premium on issue of shares	11.4	–	–	–	–
Repurchase of shares for cancellation (note 20)	–	0.4	(5.1)	–	(5.1)
Premium on issue of shares to QUEST	1.2	–	–	–	–
Contribution to QUEST	–	–	(1.3)	–	(1.3)
Actuarial loss net of deferred tax thereon	–	–	–	(18.2)	(18.2)
Retained profit for the year	–	–	587.5	–	587.5
At 31 March 2002	60.9	11.3	941.1	79.8	1,020.9

The profit for the year attributable to shareholders dealt with in the Accounts of the company was £866m (2001 – £277.9m restated for FRS 19 deferred tax charge of £13.2m). As allowed by section 230 of the Companies Act 1985, the company has not presented its own profit and loss account. The pension reserve is non-distributable.

24. Minority interests

	Equity £m
At 1 April 2001	0.7
Share of loss on ordinary activities after taxation	(0.5)
At 31 March 2002	0.2

25. Pensions

Scottish and Southern Energy plc has two funded Final Salary Pension Schemes which provide defined benefits, based on final pensionable pay. The Group also has a personal pension scheme which is a money purchase scheme whereby the Group matches the members' contributions up to a maximum of 6% of salary. The scheme is managed by Legal and General and administered by Simple2 Ltd.

A full actuarial valuation was carried out at 31 March 2000 for the Scottish Hydro-Electric scheme and 31 March 2001 for the Southern Electric scheme. Both have been updated to 31 March 2002 by qualified independent actuaries. The major assumptions used by the actuaries were:

	At 31 March 2002	At 31 March 2001	At 31 March 2000
Rate of increase in pensionable salaries	4.3%	3.9%	4.3%
Rate of increase in pension payments	2.8%	2.4%	2.8%
Discount rate	5.9%	5.9%	6.0%
Inflation rate	2.8%	2.4%	2.8%

25. Pensions continued
Pension fund valuation and surplus

Scottish Hydro-Electric Pension Scheme

	Long-term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long-term rate of return expected at 31 March 2001 %	Value at 31 March 2001 £m	Long-term rate of return expected at 31 March 2000 %	Value at 31 March 2000 £m
Equities	8.2	590.3	7.7	588.2	7.8	708.4
Government bonds	5.2	31.5	4.8	114.4	4.8	82.8
Corporate bonds	5.9	94.4	5.9	49.0	5.9	55.2
Other investments	5.9	70.8	5.6	65.4	5.2	73.6
Total market value of assets		787.0		817.0		920.0
Present value of scheme liabilities		673.0		591.0		586.0
Surplus in the scheme		114.0		226.0		334.0
Non-recognisable surplus		–		(86.0)		(149.0)
Recognisable surplus		114.0		140.0		185.0
Deferred tax thereon		34.2		42.0		55.5
Net pension asset		79.8		98.0		129.5

Southern Electric Pension Scheme

	Long-term rate of return expected at 31 March 2002 %	Value at 31 March 2002 £m	Long-term rate of return expected at 31 March 2001 %	Value at 31 March 2001 £m	Long-term rate of return expected at 31 March 2000 %	Value at 31 March 2000 £m
Equities	8.2	663.0	7.7	685.9	7.8	767.5
Government bonds	5.2	179.2	4.8	231.8	4.8	259.4
Other investments	5.3	53.8	5.2	48.3	5.4	54.0
Total market value of assets		896.0		966.0		1,080.9
Present value of scheme liabilities		918.0		856.0		804.0
(Deficit)/Surplus in the scheme		(22.0)		110.0		276.9
Non-recognisable surplus		–		–		(109.0)
Recognisable (Deficit)/surplus		(22.0)		110.0		167.9
Deferred tax thereon		6.6		(33.0)		(50.4)
Net pension (liability)/asset		(15.4)		77.0		117.5

Grand total

	Value at 31 March 2002 £m	Value at 31 March 2001 £m	Value at 31 March 2000 £m
Net pension asset	64.4	175.0	247.0

25. Pensions continued

Movements in surplus during the year

	2002 £m	2001 £m
Total gross surplus at beginning of the year	250.0	352.9
Movement in year:		
Current service costs	(19.0)	(21.0)
Curtailment costs charged to reorganisation provision	(5.3)	–
Other finance income (note 8)	24.3	21.0
Profit before tax impact	–	–
Actual return less expected return on pension scheme assets	(132.0)	(247.9)
Experience gain/(loss) arising on pension scheme liabilities	7.0	(40.0)
Adjustment to irrecoverable surplus	66.0	154.0
Changes in financial assumptions underlying pension scheme liabilities	(99.0)	31.0
Variance between pension fund actuarial assumptions and actual experience	(158.0)	(102.9)
Total gross surplus in scheme at end of the year	92.0	250.0

The curtailment costs for the Scottish Hydro-Electric pension scheme of £20m (2001 – £18m) have been offset against the irrecoverable surplus.

	2002 £m	2001 £m
Variance between pension fund actuarial assumptions and actual experience	(244.0)	(274.9)
Release of non-recognisable pension surplus	86.0	172.0
Gross actuarial loss recognised in pension fund	(158.0)	(102.9)
Deferred tax	47.4	30.9
Net actuarial loss recognised in respect of the pension asset in STRGL	(110.6)	(72.0)

History of experience gains and losses

	2002 £m	2001 £m
Difference between the expected and actual return on scheme assets		
Amount	(132.0)	(247.9)
Percentage of scheme assets	(7.8%)	(13.9%)
Experience gains/losses on scheme liabilities		
Amount	7.0	(40.0)
Percentage of the present value of scheme liabilities	0.4%	(2.8%)
Total amount recognised in statement of total recognised gains and losses		
Amount	(158.0)	(102.9)
Percentage of the present value of scheme liabilities	(9.9%)	(7.1%)

Defined contribution scheme

The total contribution payable by the Group including charges for defined contribution schemes during the year was £2.3m (2001 – £2.5m).

26. Share options

Shares subject to option under the various schemes are as follows:

	Date of grant	Number 31 March 2002	Price (pence)	Date from which exercisable	Expiry date
Discretionary Share Option Scheme					
	June 1994	9,000	348	June 1997	June 2004
	January 1995	6,000	392	January 1998	January 2005
	July 1995	8,000	327	July 1998	July 2005
	October 1996	30,000	282	October 1999	October 2006
	December 1996	256,400	315	December 1999	December 2006
	June 1997	64,641	406	June 2000	June 2007
	June 1998	189,969	547	June 2001	June 2008
	July 1998	700,900	547	July 2001	July 2008
Savings-related Share Option Schemes					
	July 1997	682,465	327	October 2002	March 2003
	July 1998	9,506	466	September 2001	June 2002
	July 1998	388,330	438	September 2003	February 2004
	July 1999	470,358	532	September 2002	February 2003
	July 1999	1,112,149	532	September 2004	February 2005
	July 2000	1,010,693	458	October 2003	March 2004
	July 2000	2,259,239	458	October 2005	March 2006
	October 2001	755,979	566	December 2004	May 2005
	October 2001	1,118,582	566	December 2006	May 2007

27. Related party transactions

The following transactions took place during the year with entities which were joint venture and associates:

	Joint venture 2002 £m	Joint venture 2001 £m	Associates 2002 £m	Associates 2001 £m
Net purchase of electricity	105.3	162.0	201.9	199.8
Interest received on loans	14.8	14.2	0.3	2.6

The aggregate loans to joint ventures and associates are shown in note 14.

28. Derivatives and financial instruments

Pages 7 to 8 of the Financial Statement provide an explanation of the role that financial instruments had during the period in managing the risks the Group faces in its activities. This summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and liabilities as defined in FRS 13 – Derivatives and Other Financial Instruments: Disclosures. Certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have also been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

The Group has fixed interest investments of £23.8m (2001 – £31.3m) which are part of the financing activities of the Group. After taking into account interest rate swaps and currency swaps, the interest rate profile of the Group's total borrowings was as follows:

	Borrowings			Fixed rate borrowings	
	Total £m	Floating rate £m	Fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
31 March 2002	1,256.0	166.2	1,089.8	5.98	17.10
31 March 2001	1,402.3	401.4	1,000.9	7.02	11.85

The floating rate borrowings mainly comprise commercial paper bearing interest rates less than LIBOR at the date of issue, cash advances from the European Investment Bank and medium-term notes issued through the Group's Euro Medium-Term Note Programme.

28. **Derivatives and financial instruments** continued

Maturity of borrowings

	2002 £m	2001 £m
Within one year	185.3	600.7
Between two and five years:		
7.875% Eurobond repayable on 26 March 2007	149.4	149.4
Over five years:		
US$100m repayable on 1 May 2007	61.4	61.4
6.83% European Investment Bank repayable on 15 September 2007	25.0	25.0
Floating rate European Investment Bank repayable on 15 December 2011	100.0	100.0
5.24% European Investment Bank repayable on 5 April 2011	25.0	–
7.32% European Investment Bank repayable on 15 March 2012*	22.1	23.6
6.44% European Investment Bank repayable on 15 September 2012*	21.7	23.1
6.29% European Investment Bank repayable on 24 September 2012	75.0	75.0
5.66% European Investment Bank repayable on 20 December 2012	25.0	25.0
5.69% European Investment Bank repayable on 15 September 2013*	24.3	25.0
5.875% Eurobond repayable on 26 September 2022	294.4	294.1
5.50% Eurobond repayable on 19 June 2032	247.4	–
	1,256.0	1,402.3

*Amortising

The US$100m loan has been swapped into Sterling with £60m being fixed at an effective rate of 7.78%. The floating rate European Investment Bank advance is reset quarterly at a rate normally less than 3 month Libor.

Borrowing facilities

The Group has an established US$1bn Euro commercial paper programme. Paper is issued in a range of currencies and swapped into Sterling.

The Group has £600m of committed credit facilities in place; £250m maturing in 2003, £100m maturing in 2004 and £250m maturing in 2007. These provide a back-up facility to the commercial paper programme and at 31 March 2002 there was no draw-down of these facilities.

Fair values

Set out below is a comparison of book values and fair values of the Group's other financial assets and liabilities:

	2002		2001	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings	185.3	186.0	600.7	598.5
Long-term borrowings	1,070.7	1,089.3	801.6	839.0
Short-term deposits	13.5	13.5	18.1	18.1
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and options	–	(32.4)	–	(32.3)
Cross currency swaps	–	6.1	–	5.9
Foreign exchange swaps and forward contracts	–	1.0	–	7.0
Oil price contracts	(0.3)	8.7	(0.3)	12.4

Market values have been used to determine the fair values of the interest rate swaps and options, foreign currency contracts, oil price contracts and Sterling denominated long-term fixed rate debt. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

29. Capital and lease commitments

	Group 2002 £m	Group 2001 £m	Company 2002 £m	Company 2001 £m
Capital expenditure:				
Contracted for but not provided	105.3	42.1	–	40.1

Leases:
The payments under operating leases which are due to be made in the next year, analysed over the periods when the leases expire, are:

	Group Properties 2002 £m	Group Properties 2001 £m	Company Properties 2002 £m	Company Properties 2001 £m	Group and company Other assets 2002 £m	Group and company Other assets 2001 £m
Within one year	0.3	1.4	–	–	0.1	0.7
Between two and five years	0.4	0.2	–	–	0.9	2.0
After five years	2.4	2.6	0.3	1.5	–	–
	3.1	4.2	0.3	1.5	1.0	2.7

30. Contingent liabilities

Guarantees
Scottish and Southern Energy plc has provided guarantees on behalf of subsidiary and associated undertakings as follows:

	2002 £m	2001 £m
Bank borrowing	4.4	4.4
Performance of contracts	39.7	45.5
Purchase of gas	29.3	19.7

In addition unlimited guarantees have been provided on behalf of subsidiary undertakings in relation to six contracts in respect of performance of work and any liabilities arising.

31. Regulatory accounts

The Group publishes Regulatory Accounts for its Distribution and Transmission businesses. Copies are available on application to the Company Secretary, Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ.

Directors' Biographies

Bruce Farmer CBE (65) Chairman * † §
Bruce Farmer became Chairman of Scottish and Southern Energy in November 2000. He is Chairman of The Morgan Crucible Company plc, President of the Institute of Materials and a Council member of the CBI. He was previously Chairman of Southern Electric from April 1998 until the merger forming Scottish and Southern Energy in December 1998. He has also previously been Chairman of Bodycote plc, Allied Colloids and Devro plc, and Chief Executive of The Morgan Crucible Company plc, Wellworthy and Brico Engineering. He is Chairman of the Nomination Committee.

Jim Forbes (55) Chief Executive †
Jim Forbes joined the Board of Southern Electric as Operations Director in 1991, becoming Managing Director Electricity and subsequently Chief Operating Officer before being appointed Chief Executive in 1996. Prior to this he held several appointments with the SSEB (now Scottish Power) and Northern Electric.

Colin Hood (47) Power Systems Director
Colin Hood joined the Board of Scottish and Southern Energy as Power Systems Director in January 2001. Previously he was Director of Distribution for Southern Electric having joined the industry with the North of Scotland Hydro-Electric Board in 1977.

Ian Marchant (41) Finance Director
Ian Marchant was previously Finance Director of Southern Electric. He joined Southern Electric in 1992 as Head of Corporate Financial Planning and joined the Board as Finance Director in 1996. Previously he worked for Coopers & Lybrand (now PwC) and this included a two year secondment to the Department of Energy working on electricity privatisation.

Alistair Phillips-Davies (34) Energy Supply Director
Alistair Phillips-Davies joined the Board in January 2002. He was previously Director of Energy Supply Operations overseeing the introduction of the New Electricity Trading Arrangements. He joined Southern Electric in February 1997 from the National Westminster Bank where he was Corporate Finance Development Manager.

David Sigsworth (55) Generation Director
David Sigsworth is a director and immediate past Chairman of the Combined Heat and Power Association and Chairman of the Energy Services Association. He held several appointments in the Yorkshire Electricity Board before joining the North of Scotland Hydro-Electric Board in 1987. He was appointed as Commercial Director of Scottish Hydro-Electric in January 1995, becoming Energy Trading Director in 1998, Energy Supply Director in April 2000 and Generation Director in January 2002.

Henry Casley (64) Non-Executive Director *
Henry Casley was previously a non-Executive Director of Southern Electric, after retiring as Chief Executive, the post he held from 1993 to 1996. He entered the electricity industry in 1961, moving to Eastern Electricity Board in 1966 where he held several senior management positions before joining the Board of Southern Electric in 1986 as Deputy Chairman. He was also a member of the Advisory Committee on Business in the Environment and was a non-Executive Director of Guernsey Electricity.

Ian Grant CBE (58) Deputy Chairman † §
Ian Grant joined the Board of Scottish Hydro-Electric in May 1992 becoming Deputy Chairman of Scottish and Southern Energy in November 2000. He is Chairman of the Scottish Hydro-Electric Community Trust and is a Crown Estate Commissioner for Scotland. He is also Chairman of the Scottish Exhibition Centre Ltd, a non-Executive Director of the NFU Mutual Insurance Society and East of Scotland Farmers Ltd, and is Chairman of the Cairngorm Partnership. He is Chairman of the Remuneration Committee.

Sir Graeme Odgers (68) Non-Executive Director * †
Sir Graeme Odgers joined the Board as a non-Executive Director of Southern Electric in April 1998. He is Chairman of Locate in Kent, the inward investment agency for the county of Kent, and of the Kent and Medway Economic Board. He was formerly Chairman of the Monopolies and Mergers Commission, Chief Executive of Alfred McAlpine Plc, and Group Managing Director of British Telecommunications PLC and of Tarmac Plc. He is Chairman of the Audit Committee.

David Payne (59) Non-Executive Director §
David Payne was Deputy Chief Executive of BP Oil. In a career of over 30 years with the BP Group, he held a number of senior positions both in London and abroad, including experience in refinery development, oil trading and retail investment programmes. David joined the Board of Scottish Hydro-Electric in June 1998.

Nick Timpson (61) Non-Executive Director * §
Nick Timpson was previously a non-Executive Director of Southern Electric having joined the Board in 1990. From 1973 to 1998 he was Chairman and Managing Director of Furnitureland Holdings PLC. He is currently a non-executive director of Baronsmead VCT2 plc and The Vestey Group Limited.

* Audit Committee Member
† Nomination Committee Member
§ Remuneration Committee Member

Directors' Responsibilities

for preparation of the Accounts

The following statement, which should be read in conjunction with the statement of auditors' responsibilities included in the Auditors' Report below, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the Accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to use a going concern basis in preparing the Accounts unless this is inappropriate.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy, at any time, the financial position of the company and which enable them to ensure that the Accounts comply with the Companies Act 1985. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and Group and to prevent and detect fraud and other irregularities.

The Directors consider that, in preparing the Accounts on pages 20 to 42, the company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Independent Auditors' Report

to the Members of Scottish and Southern Energy plc

We have audited the Accounts on pages 20 to 42.

Respective Responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report. As described above, this includes responsibility for preparing the Accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the Accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 14 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited Accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall presentation of information in the Accounts.

Opinion

In our opinion the Accounts give a true and fair view of the state of affairs of the company and the Group as at 31 March 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh
23 May 2002

Directors' Report

Principal Activities

Scottish and Southern Energy plc is a holding company. Its subsidiaries are organised into the main businesses of generation, transmission, distribution, and supply of electricity, electrical and utility contracting, and gas marketing.

A review of the year's operations and future developments is contained in the Chief Executive's, Financial, Operating and Corporate Governance and Social Responsibility Statements on pages 2 to 18 which form part of this report.

Directors

The Directors as at the date of the Annual Report and their biographical details are set out on page 43.

James Martin resigned as Generation Director on 2 October 2001 and Alistair Phillips-Davies was appointed Energy Supply Director on 1 January 2002. In accordance with the Articles of Association, Alistair Phillips-Davies is required to stand for election at the forthcoming AGM. Bruce Farmer, Jim Forbes, Ian Grant and Nick Timpson retire by rotation and, being eligible, offer themselves for re-election.

Details of the service contracts for Directors standing for election and re-election are set out in the Remuneration Report on page 46. The interests of the Directors in the ordinary shares of the company are set out in the Remuneration Report on page 49.

Results and Dividends

The Group profit for the financial year amounted to £431.6m. The Directors recommend a final dividend of 22.7p per ordinary share which, subject to approval at the AGM, will be payable on 27 September 2002 to shareholders on the register at close of business on 6 September 2002. With the interim dividend of 9.7p per ordinary share paid on 25 March 2002, this makes a total dividend of 32.4p per ordinary share.

Share Capital

Details of the company's authorised and issued share capital at 31 March 2002, of shares issued during the year, which includes shares issued to the Group's Qualifying Employee Share Ownership Trust (QUEST), shares re-purchased and subsequently cancelled, and of options granted under the Group's employee share option schemes, are detailed in note 22 to the Accounts.

AGM Special Business

Remuneration Report

Consultation is currently being carried out by the Department of Trade and Industry as to whether an annual resolution should be put to shareholders of the company's remuneration of its Executive Directors.

The Board considers it appropriate, in line with the proposed new legislation, to ask shareholders to receive the Remuneration Report set out on pages 46 to 49.

Authority to Allot Shares

Resolution 10 proposes as a special resolution to continue the Directors' authority under section 89 of the Companies Act 1985, to allot shares for cash in certain circumstances otherwise than pro rata to all the shareholders. This authority, which was last renewed at the AGM in 2001, provides greater flexibility in respect of the company's financing arrangements.

This resolution deals with the allotment of shares for cash under a rights issue with power to make adjustments to deal with overseas shareholders, fractions of shares and other such matters. It also permits the Directors to make additional issues of shares for cash up to £21,502,774 nominal of share capital, representing five per cent of the issued share capital. This limit is within the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds. There is no present intention of exercising this authority.

Purchase of Own Shares

The Directors are authorised by the shareholders to purchase, in the market, the company's own shares as permitted by the Articles of Association. The Directors recommend that shareholders renew this authority in terms of Special Resolution 11. Purchases will only be made if the Directors expect them to result in an increase in the Group's earnings per share and to be in the best interests of shareholders generally. Any shares purchased in this way will be cancelled and the number of issued shares will be reduced accordingly.

During the year, the company purchased and cancelled 850,000 ordinary shares at 50p each, representing 0.1% of the called-up share capital of the company, at an aggregate consideration of £5.1m. The Directors considered that the share purchases were advantageous for the Group and would enhance earnings per share.

Substantial Shareholdings

As at 23 May 2002 the company had received the following notifications of beneficial interests of three per cent or more in the company's issued share capital.

	Number of shares	Percentage
Barclays PLC	25,824,139	3.00%
Prudential plc	33,908,951	3.95%

Creditor Payment Policy

The company complies with the CBI Prompt Payment Code. The main features of the Code are that payment terms are agreed at the outset of a transaction and are adhered to; that there is a clear and consistent policy that bills are paid in accordance with the contract; and that there are no alterations to payment terms without prior agreement. The numbers of suppliers' days represented by trade creditors was 32 at 31 March 2002.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors, and to authorise the Directors to fix their remuneration, will be proposed at the forthcoming AGM.

Annual General Meeting

The 13th Annual General Meeting of the company will be held on 25 July 2002 at 12 noon at the Bournemouth International Centre. The Notice of Meeting is set out on pages 50 and 51.

By Order of the Board
Vincent Donnelly
Company Secretary
23 May 2002

Remuneration Report

The following is the report of the Board of Directors in compliance with the Combined Code.

Committee Membership

The Remuneration Committee comprises Ian Grant, who chairs the committee, Bruce Farmer, David Payne and Nick Timpson. Biographical details are given on page 43.

Company Policy on Executive Directors' Remuneration

The Remuneration Committee's composition, responsibilities and operation comply with Section B of the Combined Code annexed to the Listing Rules of the Financial Services Authority. In forming remuneration policy, the Committee has given full consideration to the best practice provisions set out in Section B1 of the Code.

The company's policy is to ensure that the Executive Directors are rewarded competitively in comparison with similar companies in order to attract, retain and motivate them to run the company effectively and meet the expectations of shareholders. This is done by providing remuneration consisting of basic salary, benefits and an Annual Bonus Scheme, together with other incentive schemes, involving the achievement of demanding performance targets.

The Committee receives advice from independent remuneration consultants, including a relevant comparability assessment relating to other companies in the energy sector.

Annual Salary and Benefits

The Committee follows a broad principle that salaries should be consistent with those in comparable companies with variations to reflect individual performance, experience and job size. For guidance, the Committee considers data extracted from surveys produced by professional consultants, published data and independent external advice.

Annual Bonus

The 2001/02 Annual Bonus Scheme for Executive Directors provides for cash bonuses of up to a maximum of 50% of basic salary, attributable approximately two-thirds to corporate performance and one-third to personal objectives which includes improvements in efficiency, customer service standards and safety. To achieve the maximum corporate element of bonus, performance had to exceed target by 7.5%. No corporate element of the bonus would have been payable if performance had fallen below 90% of target.

Other Incentive Schemes

Executive Directors, like other members of staff, participate in the company's incentive schemes. The company has previously operated a Discretionary Share Option Scheme and an Employee Share Trust Scheme, and continues to operate a Savings-related Share Option Scheme and a Deferred Bonus Scheme. No options have been granted under the Discretionary Share Option Scheme since 1998.

The company has launched a Share Incentive Plan for all eligible employees, including Executive Directors, in its core electricity and gas businesses. This plan allows employees to allocate part of their pre-tax salary to shares in the company without paying tax or national insurance contributions, up to a maximum of £125 in any month. The company matches the first £30 worth of shares purchased by the employee in any month. The first purchases of shares took place in May 2002 and they are held in Trust, normally being transferred to participants tax free after a five year holding period. Dividends are also reinvested in shares held by the Trust.

The Deferred Bonus Scheme is designed to contribute to increasing shareholder return and motivation of senior management over the longer-term. Participants are granted awards over shares purchased in the market by the independent trustees of the company's Employee Share Ownership Trust. The number of shares awarded to the recipient is adjusted based predominantly on total shareholder return as measured against FTSE-100 companies, and also customer service and safety as measured against other companies in the sector. The shares awarded can normally be realised after three years.

During the year, the scheme was amended to permit up to 50% of the shares under a participant's award to be called for before three years, provided the participant undertakes to retain the shares acquired (less such number as is sold to discharge income tax liability on the shares) until the three years have elapsed. The scheme was also amended to permit shares to be called for up to seven years following the vesting date.

Service Contracts and Compensation

All Executive Directors have service contracts with notice periods of one year. The Remuneration Committee considers that these arrangements are in the best interests of the company. Should the company need to consider termination of a service contract, it will have regard to all the specific circumstances of the case with particular reference to the principles of mitigation in respect of any payment of compensation.

Remuneration and Pensions

The remuneration of Directors who served during the year was as shown on pages 47 and 48.

The Executive Directors are provided with pension benefits through the Group's main contributory pension schemes detailed in note 25 of the Accounts. Executive top-up plans exist which provide a possible maximum pension of two-thirds of final salary on retirement at age 60. In the case of Jim Forbes, who was in post at 31 March 1996, the annual bonus up to 25% of basic salary is pensionable following reduction of the notice period in his service contract from three years to one year. This provision does not apply to any other current Director.

Non-Executive Directors

The remuneration of non-Executive Directors is determined by the Board, with the non-Executive Directors concerned not participating in this process. The non-Executive Directors do not have service contracts and do not participate in the Annual Bonus Scheme, any of the share option schemes, or any Group pension scheme.

Directors' Remuneration

The emoluments of each of the Directors were as follows:

	Salary/fee £000	Bonuses £000	Benefits £000	Total 2002 £000	Total 2001 £000
Executive Directors					
Jim Forbes	533	240	13	786	707
Colin Hood	170	82	15	267	99
Ian Marchant	271	123	14	408	366
James Martin (i) (iii)	128	–	7	135	224
Alistair Phillips-Davies (ii)	40	51	3	94	–
David Sigsworth	203	90	15	308	281
Non-Executive Directors					
Bruce Farmer (Chairman)	180	–	–	180	100
Henry Casley	29	–	–	29	27
Ian Grant	52	–	–	52	35
Graeme Odgers	34	–	–	34	30
David Payne	29	–	–	29	27
Nick Timpson	29	–	–	29	27
Former Directors					
Jim Hart	–	–	–	–	306
Ian McMillan	–	–	–	–	111
Peter Stormonth Darling	–	–	–	–	9
Lord Wilson	–	–	–	–	121
Total	1,698	586	67	2,351	2,470

(i) To date of resignation from the Board on 2 October 2001.

(ii) From date of appointment to the Board on 1 January 2002: Alistair Phillips-Davies' bonus of £51,000 was in respect of his employment for the full year.

(iii) In addition to the above emoluments, James Martin will receive a payment in lieu of notice of £214,000, including expected bonus and cash equivalent of an award under the Deferred Bonus Scheme. The total compensation payments to former directors in 2001 amounted to £254,000.

(iv) Total emoluments of the Directors, including the payments to James Martin referred to in Note (iii) above, was £2,565,000 (2001–£2,724,000).

Remuneration Report (continued)

Directors' Pensions

Details of Directors' pensions are as follows:

	At 31 March 2002 Age at year end	Years of industry service	Directors' contributions in the year £	Accrued pension entitlement Increase during year (note 2) £	Accumulated at year end (note 1) £
Jim Forbes	55	38	26,520	46,536	398,934
Colin Hood	46	24	6,800	21,650	72,506
Ian Marchant (note 3)	41	10	10,860	11,119	62,572
James Martin (notes 3 and 5)	48	12	10,732	8,049	56,567
David Sigsworth	55	39	0	8,400	136,248
Alistair Phillips-Davies (notes 3 and 4)	34	5	1,431	6,069	17,550

Members of the Scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table. The normal retirement age of Executive Directors is 60. Certain Directors are entitled to retire from 55 onwards.

The following is information relating to the Directors' pensions of David Sigsworth and James Martin.

(i) Dependants' pensions on death are half of members' pension entitlements.

(ii) For members who joined the Pension Scheme before 1 February 1996, all benefit payments are increased annually by the same percentage as state pensions, which is currently linked to movements in the UK Retail Price Index.

The following is information relating to the Directors' pensions of Jim Forbes, Colin Hood, Ian Marchant and Alistair Phillips-Davies.

(i) Dependants' pensions on death are four-ninths of the member's pensionable pay, together with a capital sum equal to four times pensionable pay. If death occurs after attaining the age of 55 an additional lump sum between three to five times notional pension is payable dependent upon age and length of service. On death in retirement, the Director's spouse will receive a pension equal to two-thirds of that payable to the Director. In addition, on death within the first five years of retirement, a lump sum is payable equal to the balance outstanding of the first five years' pension payments.

(ii) Post retirement increases are expected to be in line with inflation (guaranteed up to the level of 5% per annum and discretionary above that level).

Notes to Directors' Pensions

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year or the date where the individual ceased to be a Director, if earlier.

2. The increase in accrued pension during the year excludes any increase for inflation. For individuals retiring during the year it is the increase before any reduction in lieu of a cash sum.

3. Ian Marchant, Alistair Phillips-Davies and James Martin have unfunded retirement benefits for salary above the Inland Revenue cap which are included in their total pension benefits above.

4. Alistair Phillips-Davies joined the Board on 1 January 2002.

5. James Martin resigned as a Director on 2 October 2001.

Directors' Interests

The interests of the Directors, all of which are beneficial, in the ordinary shares of the company on the dates shown were as follows:

	31 March 2002		1 April 2001	
	Shares held	Shares under option	Shares held	Shares under option
Henry Casley	121,827	–	121,029	–
Bruce Farmer	9,106	–	9,106	–
Jim Forbes	76,864	105,192	86,620	63,027
Ian Grant	3,000	–	3,000	–
Colin Hood	12,949	23,125	12,531	11,829
Ian Marchant	35,146	29,427	17,822	34,085
Graeme Odgers	15,000	–	15,000	–
David Payne	8,000	–	8,000	–
Alistair Phillips-Davies	4,070	7,900	*52	*12,631
David Sigsworth	51,191	62,470	24,149	136,574
Nick Timpson	13,351	–	13,351	–

* At date of appointment to the Board on 1 January 2002.

There have been no changes to the interests of the Directors in the ordinary shares of the Company from 31 March 2002 to 23 May 2002.

A further analysis of the Directors' shares under option as at 31 March 2002, and options granted and exercised during the year, is set out below. The Register of Directors' Interests (which is open to shareholders' inspection) contains full details of Directors' shareholdings and options to subscribe for shares.

	Option scheme	Options at 1 April 2001	Granted during year	Options at 31 March 2002	Weighted average option price per share (pence)	Normally exercisable	Options exercised	Date exercised	Closing price at date of exercise (pence)
Jim Forbes	Savings-related	2,955	–	2,537	532	Sep 2004-Mar 2005	418	3 Sept 2001	663p
	Deferred Bonus	60,072	42,583	102,655	*	Aug 2002-Jan 2013	–	–	–
Colin Hood	Savings-related	3,365	596	3,543	476	Oct 2005-Mar 2007	418	3 Sept 2001	663p
	Deferred Bonus	8,464	11,118	19,582	*	Aug 2002-Jan 2013	–	–	–
Ian Marchant	Savings-related	2,955	596	3,133	538	Sep 2004-Mar 2007	418	3 Sept 2001	663p
	Deferred Bonus	31,130	21,455	26,294	*	Aug 2002-Jan 2013	28,234††	27 Mar 2002	678p
Alistair	Savings-related	3,171†	–	3,171	532	Sep 2004-Mar 2005	–	–	–
Phillips-Davies	Deferred Bonus	9,460†	–	4,729	*	Aug 2002-Jan 2013	5,048††	27 Mar 2002	678p
David Sigsworth	Discretionary	115,000	–	30,000	547	Jun 2001-Jun 2008	85,000	22 June 2001	656p
	Savings-related	6,369	–	2,110	327	Oct 2002-Mar 2003	4,259	1 Oct 2001	643p
	Deferred Bonus	15,205	15,155	30,360	*	Aug 2003-Jan 2013	–	–	–

*£1 per grant. †At date of appointment to the Board on 1 January 2002. ††Shares exercised under the Deferred Bonus Scheme included the following arising from dividend reinvestment: Ian Marchant – 1,943 shares, Alistair Phillips-Davies – 317 shares.

Ian Marchant and Alistair Phillips-Davies elected to exercise their right to call for 50% of the shares under the Deferred Bonus Scheme awards granted in 1999-2001, and have undertaken to retain the shares acquired (less such number as has been sold to discharge their income tax liability on the shares) until the third anniversary of grant of the deferred bonus. The aggregate amount of gains made by Directors on calling for awards was £225,319.

The closing market price of the shares at 31 March 2002 was 680p and range for the year was 694p to 582p.

The options granted during the year were granted under the Savings-related Scheme (at a price of £5.66) and under the Deferred Bonus Scheme.

The aggregate amount of gains made by Directors on the exercise of share options during the year was £513,124 (2001 – £274,360). Under the Deferred Bonus Scheme, the aggregate value of the shares placed in trust for Directors in the year to 31 March 2002 was £609,599 (2001 – £433,074). The aggregate amount of gains made by the highest-paid Director, Jim Forbes was £823 (2001 – £nil).

During the year options over 11,811 shares under the Deferred Bonus Scheme for the year ending 31 March 2002 were also awarded to James Martin, who was a Director during the year.

Notice of Meeting

NOTICE IS HEREBY GIVEN that the THIRTEENTH ANNUAL GENERAL MEETING of Scottish and Southern Energy plc will be held at the Bournemouth International Centre, Exeter Road, Bournemouth, BH2 5BH on Thursday, 25 July 2002 at 12 noon for the following purposes:

To consider and, if thought fit, pass the following resolutions which will be proposed as Ordinary Resolutions:

Resolution 1
to receive the Audited Accounts for the year ended 31 March 2002 together with the Reports of the Directors and Auditors thereon.

Resolution 2
to receive the Board Remuneration Report.

Resolution 3
to declare a final dividend in respect of the year ended 31 March 2002 of 22.7 pence per ordinary share.

Resolution 4
to elect Alistair Phillips-Davies a Director of the company.

Resolution 5
to re-elect Bruce Farmer a Director of the company.

Resolution 6
to re-elect Jim Forbes a Director of the company.

Resolution 7
to re-elect Ian Grant a Director of the company.

Resolution 8
to re-elect Nick Timpson a Director of the company.

Resolution 9
that KPMG Audit Plc be appointed auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the company, at a remuneration to be fixed by the Directors.

To consider and, if thought fit, pass the following Special Resolutions:

Resolution 10
that the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 ('the Act') to allot equity securities for cash pursuant to the authority conferred by Resolution 14 passed by the company on 29 July 1999 as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities:

(a) in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and

(b) otherwise than pursuant to sub-paragraph (a) above up to an aggregate nominal amount of £21,502,774;
and shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution or 15 months from the date of this resolution, whichever is earlier, save that the company may, before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot 'equity securities' in pursuance of any such offer or agreement notwithstanding that the power conferred hereby has expired and in this resolution the expression 'equity securities' and references to allotment of equity securities shall bear the same respective meanings as in section 94 of the Act.

Resolution 11
that, pursuant to Article 12 of the Articles of Association, the company is generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 50p each in the capital of the company provided that:

(i) the maximum number of ordinary shares authorised to be purchased is 86,011,096;

(ii) the minimum price, which may be paid for an ordinary share, is 50p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105 per cent of the average of the mid-market quotations for an ordinary share of the company as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the ordinary share is purchased;

(iv) the authority hereby conferred shall expire 15 months after the date of the passing of this resolution or at the conclusion of the next Annual General Meeting of the company following the passing of this resolution, whichever first occurs, unless such authority is renewed prior to such time; and

(v) the company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

By Order of the Board
Vincent Donnelly
Company Secretary
18 June 2002

Registered Office:
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Notes

1. Only holders of ordinary shares on the register at close of business on 23 July 2002 may attend and vote in respect of the number of shares registered in their name at that time. A shareholder of the company is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him or her. A proxy need not be a shareholder. A Proxy Form is enclosed with this Notice. The Proxy Form, duly completed and signed, together with any power of attorney or other authority under which it is signed or a notarially certified copy thereof, must reach the registrar of the company, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8FB, not later than 12 noon on 23 July 2002.

   Alternatively, you can submit your proxy vote electronically. Further information can be found in the Guidance Notes on the reverse of the Proxy Form.

2. The following documents will be available for inspection at the registered office of the company during normal business hours on any weekday (public holidays excepted) from the date of this Notice until the date of the Meeting and thereafter at the place of the Meeting from 11.45 a.m. until the conclusion of the Meeting:

(i) the register of Directors' share interests kept pursuant to section 325 of the Companies Act 1985; and

(ii) copies of Directors' service contracts.

Shareholder Information

Communication with Shareholders

The Group attaches considerable importance to the effectiveness of communication with shareholders. A full Annual Report and Accounts and/or concise Annual Review and Summary Financial Statement are issued to shareholders. A separate Environment Annual Report is also published. Further copies of these documents are available from the company or by accessing the company's website at www.scottish-southern.co.uk.

Shareholders may also attend the Annual General Meeting at which key business developments during the financial year are highlighted and at which shareholders will have the opportunity to ask questions.

The Chief Executive and Finance Director adopt an active programme of contact with institutional shareholders and brokers, including presentations after the interim and preliminary results and visits to the Group's facilities and briefings on the Group's business.

Financial Calendar

Annual General Meeting	25 July 2002
Ex dividend date	4 September 2002
Record date	6 September 2002
Final dividend payable	27 September 2002
Interim announcement	7 November 2002*

The Group's half year results will be published on the company's website at www.scottish-southern.co.uk on 7 November 2002* and in the Independent and Business a.m. newspapers on 8 November 2002,* and will detail the ex dividend and record dates for the interim dividend payable in March 2003. The half year results are not distributed to individual shareholders.

*Provisional dates

Shareholder Enquiries

For further information about your shareholdings, please contact:

Computershare Investor Services PLC
Owen House
8 Bankhead Crossway North
Edinburgh
EH11 4BR

Telephone: 0870 702 0125
E-mail: web.enquiries@computershare.co.uk
Website: www.computershare.com

For further information about
Scottish and Southern Energy
please contact:

Scottish and Southern Energy plc
Corporate Communications
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: 01738 456000
Facsimile: 01738 457005
E-mail: info@scottish-southern.co.uk
Website: www.scottish-southern.co.uk

Registered in Scotland No. 117119



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